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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               MARKET FACTS, INC.

                           (NAME OF SUBJECT COMPANY)

                               MARKET FACTS, INC.

                       (NAME OF PERSON FILING STATEMENT)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  570559 10 4
                     (CUSIP Number of Class of Securities)

                                THOMAS H. PAYNE
                            Chief Executive Officer
                               MARKET FACTS, INC.
                           3040 West Salt Creek Lane
                       Arlington Heights, Illinois 60005
                                 (847) 590-7000

                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)

                            ------------------------

                                    COPY TO:

                              JANET O. LOVE, Esq.
                             Lord, Bissell & Brook
                             115 S. LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 443-0700

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Market Facts, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the common stock, par value $1.00 per share, of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the offer by Aegis Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares" or "Common Stock"), of the Company at a price of $31.00 per Share, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Unless the context requires otherwise, all references to Shares in this Schedule 14D-9 shall be deemed to refer also to the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 26, 1989 (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as amended by a First Amendment to the Rights Agreement dated as of June 5, 1996 and by a Second Amendment to the Rights Agreement dated as of April 29, 1999, and all references to rights shall be deemed to include all benefits that may inure to the stockholders of the Company or to holders of the Rights pursuant to the Rights Agreement.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 1999 (the "Merger Agreement") by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as promptly as practicable following the purchase of Shares pursuant to the Offer (the "consummation" of the Offer) and the approval and adoption of the Merger Agreement by the stockholders of the Company, if required by applicable law, and the satisfaction or waiver of certain other conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and becoming an indirect wholly owned subsidiary of Parent. Pursuant to the Merger, each issued and outstanding Share (other than (i) Shares held by Purchaser, Parent or the Company or any direct or indirect subsidiary of Purchaser, Parent or the Company and (ii) dissenting Shares) will be converted into the right to receive $31.00 in cash or any higher price that may be paid per Share in the Offer, without interest thereon, less any required withholding of taxes (the "Merger Consideration"). The Merger Agreement is more fully described in Item 3 hereof.

    Simultaneously with entering into the Merger Agreement, MFI Investors, L.P., and its affiliates and certain senior executives of the Company (the "Selling Stockholders"), entered into an Option and Voting Agreement, dated as of April 29, 1999 with Parent (the "Option Agreement"). Pursuant to the Option Agreement, the Selling Stockholders have agreed, among other things, (i) to sell to Parent or its permitted assign 2,760,484 Shares (30.07% of the Shares, on a fully diluted basis, after giving effect to the exercise of vested employee stock options) at a price of $31.00 per Share, (ii) not to tender such Shares into the Offer without Parent's consent, and (iii) to vote such Shares and all shares of Series B Preferred Stock, no par value (the "Series B Shares"), held by the Selling Stockholders in favor of the Merger, in each case, upon the terms and subject to the conditions and limitations set forth in the Option Agreement. The Option Agreement is more fully described in Section 3 hereof.

    As set forth in Parent and Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1" or "14D-1"), the address of the principal executive offices of Purchaser and Parent is 11A West Halkin Street, London, England, SW1X 8JL.

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ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above. All information contained in this
Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for such information.

    (b) Except as described herein, in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (which is hereby incorporated by reference), and in the exhibits hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates.

INDEMNIFICATION AGREEMENTS

    The Company has entered into Indemnification Agreements with each of its current and certain of its former directors (collectively, the "Indemnification Agreements"). Pursuant to the Indemnification Agreements, the Company agreed to indemnify each director against any and all expenses (including attorneys' fees and disbursements), judgments, fines, amounts paid in settlement and any other liabilities incurred by reason of the fact that such person was or is a director, officer, employee or agent of the Company, to the fullest extent permitted by Delaware General Corporation Law (the "DGCL"). In addition, the Company agreed to advance to each director any and all expenses incurred by such director (i) in defending any suit or other proceeding to which the director is, or is threatened to be made a party due to the fact that he or she is or was a director, officer, employee or agent of the Company or (ii) in prosecuting any suit or other proceeding to enforce his or her rights under the Indemnification Agreement. The advancement of expenses will be made within twenty (20) days after the Company receives a statement reasonably detailing all expenses and an undertaking by the director or on the director's behalf to repay such advancement of expenses if it is ultimately determined by a final judicial decision from which there is no further right to appeal that the director is not entitled to be indemnified for the expenses under the Indemnification Agreement or otherwise.

    According to the Indemnification Agreements, this indemnification and advancement of expenses inures to the benefit of each director's heirs and legal representatives. In addition, the rights granted pursuant to the Indemnification Agreements will continue to be valid, binding and enforceable after the individual has ceased to be a director, officer, employee or agent of the Company. The Indemnification Agreements do not limit any rights to which the directors are entitled under DGCL, the Company's Certificate of Incorporation, Bylaws, or otherwise. The burden of proof of establishing that any director is not entitled to indemnification because of a failure to fulfill any legal requirement shall be on the Company.

RESTRICTED STOCK AWARD

    In consideration for Sanford Schwartz's agreement to become an employee of the Company and to encourage his contribution to the successful performance of the Company, on July 6, 1992 the Company awarded to Dr. Schwartz 400,000 shares of the Company's Common Stock subject to certain restrictions (the "Restricted Stock"). The Restricted Stock vests at 10% per year commencing on January 5, 1993 and ending on January 5, 2002, provided that Dr. Schwartz continues to be employed by the Company. To date, 280,000 shares of the Restricted Stock have vested. In the event of a change in control or merger of the Company, all shares of the Restricted Stock which have not yet vested will become fully vested on the effective date of such change in control or merger.

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THE MERGER AGREEMENT

    The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1.

    THE OFFER. The Merger Agreement provides that as soon as practicable after the date of execution of the Merger Agreement, but in no event later than five business days after the day on which Purchaser's intention to make the Offer is announced, Purchaser will commence the Offer for all of the outstanding Shares at a price of not less than $31.00 per Share in cash, net to the seller, subject to the satisfaction of the conditions set forth below and, subject only to the terms and conditions of the Offer, will consummate the Offer as soon as legally permissible. Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make any other changes in the terms and conditions of the Offer. However, no change may be made which decreases the price per Share or changes the form of consideration payable in the Offer, or which amends any of the conditions described below or which imposes conditions to the Offer other than those described below or which extends the Offer (except as set forth in the following sentence), without the consent of the Company. Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer) in its sole discretion from time to time, if on the initial scheduled or any extended expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, or (ii) extend the Offer for a period not to exceed 10 business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, if, immediately prior to the expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer, together with the Shares subject to the Option Agreement, without duplication, equal less than 90% of the outstanding Shares and Purchaser expressly irrevocably waives any condition (other than the Minimum Condition) that subsequently may not be satisfied during such extension of the Offer, or (iii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer; provided that, unless agreed to by the Company, any extended expiration date pursuant to the immediately preceding clause (i) may not be later than 90 days from the date of commencement of the Offer, or 120 days from such date if within such 90 day period a tender offer for at least 20% of the outstanding Shares is commenced by any person who is not an affiliate (as defined under the rules promulgated pursuant to the Securities Act of 1933, as amended) of Parent or Purchaser (an "Intervening Tender Offer").

    In the event that (i) the Minimum Condition shall not have been satisfied or
(ii) the other conditions described below shall not have been satisfied or waived at the scheduled or any extended expiration date of the Offer, at the request of the Company, Purchaser has agreed to extend the expiration date of the Offer in increments of five (5) business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Condition or such other condition, (y) the termination of the Merger Agreement in accordance with its terms, and (z) 90 days from commencement of the Offer or 120 days from such date in the event of an Intervening Tender Offer (unless extended by agreement of Parent, Purchasr and the Company).

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, at the effective time of the Merger (the "Effective Time"), Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease. At the election of Parent exercised prior to the filing of any proxy statement pursuant to the Merger Agreement, the Company will be merged with and into Purchaser and the separate corporate existence of the Company will cease. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company, the surviving corporation or any holder of Shares, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent or any direct or indirect subsidiary of Parent or owned by the Company or any direct or indirect subsidiary of the Company and Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not

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voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with
Section 262 of the DGCL) will be converted into the right to receive $31.00 per Share, or such higher amount as may be paid if the Offer is amended, without interest (the "Merger Consideration"), and (ii) each Series B Share which is issued and outstanding immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made with respect thereto. Pursuant to the Merger Agreement, all shares of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for a sole validly issued, fully paid and nonassessable share of common stock of the surviving corporation (the "Surviving Corporation").

    STOCKHOLDERS MEETING. The Merger Agreement provides that the Company will take all action necessary, in accordance with the DGCL and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders to consider and vote upon the approval of the Merger Agreement and the Merger, if necessary to comply with applicable law, as promptly as practicable after the consummation of the Offer. The Merger Agreement provides that, if Company stockholder approval is required by law in order to consummate the Merger, the Company and Parent shall prepare and file with the Commission as soon as is reasonably practicable a preliminary proxy or information statement relating to the Merger and the Merger Agreement and, as promptly as practicable thereafter, subject to compliance with the rules and regulations of the Commission, shall mail a definitive proxy statement or information statement to stockholders of the Company. The Board of Directors of the Company (the "Board") will recommend such approval and the Company will use its best efforts to solicit such approval; provided, however, that the Board at any time prior to the Effective Time, may withdraw, modify or change any such recommendation or refrain from soliciting proxies in favor of the Merger to the extent that the Board determines in good faith after consultation with and based upon the advice of outside legal counsel that the failure to so withdraw, modify or change its recommendation or refrain from soliciting proxies would cause the Board to breach its fiduciary duties to the Company's stockholders under applicable law. In any event, the Board is obligated under the Merger Agreement to submit the Merger Agreement to the stockholders of the Company.

    Parent and its affiliates will vote all Shares over which they exercise voting control in favor of the Merger Agreement and the Merger. Under the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders. See
Section 12 of the Schedule 14D-1 for a further discussion of certain provisions of the DGCL applicable to the Merger.

    CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, prior to the Effective Time, except to the extent that Purchaser shall otherwise consent, the Company and its subsidiaries shall conduct their businesses in the ordinary course of business and will not take any material action except in the ordinary course of business and consistent with past practice. The Company and its subsidiaries will use their respective best efforts to maintain and preserve their respective business organizations, assets and advantageous business relationships.

    Without Parent's prior written consent, neither the Company nor any of its subsidiaries will directly or indirectly do any of the following:

        (a) amend its charter or by-laws (or comparable charter documents);

        (b) except for Shares the Company may be obligated to issue in connection with a prior acquisition, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities, except in the case of Shares of the Company, as required by employee stock options outstanding on the date of the execution of the Merger Agreement or Company employee benefit plans as in effect on the date of the execution of

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    the Merger Agreement, or amend any of the terms of any such securities or agreements outstanding on the date of the execution of the Merger Agreement;

        (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any securities of the Company or any of the subsidiaries;

        (d) (i) incur or assume any long-term debt, except in the ordinary course of business under existing facilities or required refinancings or replacements thereof, or incur or assume any short-term debt, except in the ordinary course of business, or issue or sell any debt securities or rights to acquire any debt securities of the Company or any subsidiary; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practice; or (iii) make any loans, advances or capital contributions to, or investments in, any person other than a wholly owned subsidiary of the Company in the ordinary course of business (except for customary loans or advances to directors, officers or employees in accordance with past practice or as required by existing contractual arrangements or agreements);

        (e) other than as required by ERISA enter into, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except (i) in the case of persons whose compensation has been established by the Compensation Committee of the Board of Directors, for increases in amounts previously approved by such Committee, and (ii) in the case of all other directors, officers or employees, for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company), increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit or make any distribution or award not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

        (f) except pursuant to existing contractual arrangements or agreements disclosed pursuant to the Merger Agreement, acquire, sell, lease, license, dispose of, mortgage or otherwise encumber any assets outside the ordinary course of business or any assets which are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, or enter into any material commitment or transaction outside the ordinary course of business;

        (g) except as may be required by law, take any action to terminate or amend or accelerate the vesting of any benefits under any of its employee benefit plans;

        (h) waive or release any rights material to the Company and its subsidiaries, taken as a whole, or make any payment, direct or indirect, of any material liability of the Company or any of its subsidiaries before the same comes due in accordance with its terms;

        (i) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof without Parent's prior written consent;

        (j) except as set forth on a schedule to the Merger Agreement, make any capital expenditure or expenditures which exceed $250,000 in the aggregate; and

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        (k) take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any representation or warranty of the Company contained in the Merger Agreement untrue or incorrect as of the date when made or as of a future date.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company agreed to immediately cease and cause to be terminated all existing discussions or negotiations relating to a Competing Transaction (as defined below) with any parties conducted prior thereto. The Company has agreed not to, directly or indirectly, and to instruct its representatives not to, directly or indirectly,
(i) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below) or (ii) enter into or maintain discussions or negotiate with any person in furtherance of or relating to such inquiries or to obtain a Competing Transaction or (iii) agree to or endorse any Competing Transaction or (iv) authorize or permit any representative of the Company or any of its subsidiaries to take any such action. The Company also agreed to promptly notify Parent if any such inquiries or proposals are made regarding a Competing Transaction and inform Purchaser in reasonable detail of any such inquiry or proposal. The Company also agreed to keep Parent informed, on a current basis, of the significant developments and changes in status of any such proposals; provided, however, that prior to consummation of the Offer, the Merger Agreement will not prohibit the Board from (i) furnishing information to, or entering into discussions or negotiations with, any person that after the date of the Merger Agreement makes an unsolicited proposal regarding a Competing Transaction or agreeing to or endorsing any Competing Transaction, if, and only to the extent that, (A) the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is required for the Board to comply with its fiduciary duties to the Company's stockholders imposed by Delaware law, (B) prior to furnishing such information to, or entering into discussions or negotiations with such person or agreeing to or endorsing any Competing Transaction, the Board determines in good faith, after consultation with and based upon the advice of a financial advisor of nationally recognized reputation, that such Competing Transaction is a Superior Proposal (as defined below), (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, and (D) such information to be so furnished has been previously delivered to Purchaser; or (ii) complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with regard to a Competing Transaction. The Company further agreed that if it determines that a Competing Transaction is a Superior Proposal, it will immediately notify Purchaser of such determination, and will not take any action with respect to such Competing Transaction or the Merger Agreement for at least 48 hours after such notification.

    For purposes of the Merger Agreement, "Competing Transaction" means any of the following involving the Company or any of its subsidiaries: (a) any merger, consolidation, share exchange, business combination, or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (c) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act, in connection therewith; (d) any solicitation of proxies in opposition to approval by the Company's stockholders of the Merger; (e) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock; (f) the repurchase by the Company or any subsidiary of the Company of 20% or more of the outstanding shares of Common Stock; or (g) any agreement to, or public announcement by the Company or any other person, entity or group of a proposal, plan or intention to do any of the foregoing.

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    For purposes of the Merger Agreement, a "Superior Proposal" means any proposal relating to a Competing Transaction made by a third party on terms which if consummated the Board determines in its good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation) to be more financially favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation) of the Board, is reasonably capable of being financed by such third party.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment and purchase by Purchaser pursuant to the Offer and the Option Agreement of such number of Shares which represents a majority of the outstanding Shares (on a fully diluted basis), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors designated by Parent) multiplied by the percentage that such number of Shares so accepted for payment and paid for by Purchaser bears to the number of Shares outstanding. The Company shall, at such time, cause Purchaser's designees to be so elected, provided that (i) until the Effective Time the Board of Directors will have at least two directors who are directors as of the date of execution of the Merger Agreement who are not employees of the Company and who have not been designated as directors of the Company by Parent and its affiliates (the "Independent Directors") and (ii) if the number of Independent Directors is reduced below two because of disability or resignation, the remaining Independent Director will be entitled to designate one person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement.

    Subject to applicable law, the Company agreed to take all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agreed to include in the Schedule 14D-9 mailed to stockholders such information. The Merger Agreement also provides that prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Purchaser's obligations under the Merger Agreement, or (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION. The Merger Agreement requires that for a period of six years after the Effective Time, the corporation surviving the Merger (the "Surviving Corporation") will maintain, without modification or amendment that would adversely affect the rights thereunder of any current or former director or officer of the Company or any of its subsidiaries (an "Indemnified Party"), the provisions of the Company's certificate of incorporation and bylaws with respect to indemnification and liability of officers, directors and employees. In addition, the Merger Agreement provides that the Surviving Corporation will honor the Company's existing indemnification agreements that have been executed by certain of the Company's present and former directors.

    The Merger Agreement further provides that from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the Indemnified Parties against all losses, expenses, claims, damages, liabilities, judgments or amounts that are paid in settlement of (with approval of Parent and the Surviving Corporation) and in connection with, any claim, action, suit, proceeding or investigation, based in whole or in part on the fact that such person is or was such a director or officer and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the fullest extent permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to

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each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the DGCL).

    The Surviving Corporation has agreed to maintain in effect for not less than six years after the Effective Time officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by the Company's officers' and directors' liability insurance policy on terms no less favorable than those of such policy in terms of coverage and amounts; provided, however, that the Surviving Corporation is not required to pay for such insurance in excess of 200% of the rates paid at the date of the Merger Agreement but in such case shall purchase as much coverage as possible for such amount.

    COMPANY OPTIONS. The Merger Agreement provides that, at the Effective Time, each holder of a stock option granted under the Company's stock option plan (an "Employee Option"), whether or not then vested or exercisable shall, in settlement thereof, receive for each Share subject to such Employee Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Consideration and the per Share exercise price of such Employee Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"). Upon receipt of the Option Consideration, the Employee Option shall be canceled. Prior to the Effective Time, the Company will obtain all necessary consents or releases from holders of Employee Options under the Company's stock option plan and will take all such other lawful action as may be necessary to effectuate the foregoing. Except as otherwise agreed to between the Company and the Parent, (i) all stock option plans of the Company will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof, will be canceled as of the Effective Time, and (ii) the Company shall ensure that following the Effective Time no participant in any stock option plan or other plans, programs, arrangements or agreements will have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof and to terminate all such plans. Prior to the Effective Time, the Company will not take any action to accelerate the vesting of any unvested stock options as a result of the Offer or the Merger.

    EMPLOYEE STOCK OWNERSHIP PLAN. The Merger Agreement provides that all accounts in the Company's Employee Stock Ownership Plan (the "ESOP") will become 100% vested as of the Effective Time. The Company will take all steps necessary to terminate, as of or as promptly as practicable after the Effective Time, the ESOP, and the balance of each participant's account in the ESOP will be delivered to such participant on or as promptly as practicable after the termination of the ESOP.

    EMPLOYEES. Following the Effective Time, the Surviving Corporation has agreed to pay all benefits due under the terms of all contracts, agreements, arrangements, policies and commitments of the Company and its subsidiaries with or with respect to its current or former employees, officers and directors which benefits are vested on or prior to the Effective Time or which become vested thereafter or as a result of the transactions contemplated hereby. Parent has agreed to provide, for a period ending on the first anniversary of the Effective Time, or cause the Surviving Corporation to provide, employees of the Company and its subsidiaries with employee benefits (other than stock options and other equity-based benefits) in the aggregate substantially no less favorable than those benefits provided at the Effective Time.

    CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of a number of conditions, including, but not limited to, (i) the approval and adoption of the Merger Agreement by the stockholders of the Company (if required), (ii) the expiration of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any required approvals in connection with any premerger notification filing with any relevant non-US antitrust authority shall have been obtained and shall remain in full force and effect, (iii) no preliminary or permanent injunction or other order, decree or official action issued by any United States Federal or state or foreign court or regulatory or administrative agency or commission of competent jurisdiction, nor any statute, rule, regulation or executive order promulgated or enacted by any United States Federal or state or foreign governmental authority of competent jurisdiction, shall be in effect, which would (A) make the acquisition or holding by Parent or its subsidiaries or affiliates of the shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, or (B) impose any limitations on the ability of Parent effectively to control, directly or indirectly through its subsidiaries, in any material respect the business and operations of the Company, and (iv) the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer; provided that this condition shall be deemed waived by the Purchaser and Parent if the failure to accept for payment and purchase Shares pursuant to the Offer is for any reason other than the failure to satisfy the conditions to the Offer set forth in the Merger Agreement.

    CONDITIONS TO THE OBLIGATIONS OF PARENT AND PURCHASER. The Merger Agreement provides that the obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of a number of further conditions, including but not limited to, (i) the accuracy of representations and warranties of the Company as of the times, and subject to the qualifications, specified in the Merger Agreement, (ii) the performance by the Company of its agreements and covenants contained in the Merger Agreement unless any failures to so perform would not, in the aggregate, have a material adverse effect on the financial condition, business, operations or results of operations of the Company and its subsidiaries taken as a whole and will not prevent the consummation of the transactions contemplated by the Merger Agreement (collectively, a "Material Adverse Effect") and (iii) all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as are necessary in accordance with the transactions contemplated by the Merger Agreement shall have been obtained and be in full force and effect, except such licenses, permits, consents, approvals, authorizations, qualifications and orders, the failure to deliver which would not have a Material Adverse Effect with respect to the Company.

    CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The Merger Agreement provides that the obligations of the Company to effect the Merger are subject to the satisfaction of the following further conditions: (i) the accuracy of representations and warranties of Parent and Purchaser as of the times, and subject to the qualifications, specified in the Merger Agreement, and (ii) the performance by Parent and Purchaser of their agreements and covenants contained in the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations by the Company as to corporate organization and qualification, subsidiaries, capitalization, authority to enter into the Merger Agreement, filings with the Commission and other governmental authorities, the absence of certain changes or events, intellectual property, material contracts, compliance with law, environmental matters, employee benefit matters, the opinion of the Company's financial advisor, labor relations, the Company's rights agreement, the application of Delaware law, tax returns, audits, brokers and litigation.

    EXPENSES. The Merger Agreement provides that, if (i) Purchaser terminates the Merger Agreement because, prior to the consummation of the Offer, (A) the Board of Directors of the Company withdraws, modifies or changes in a manner adverse to Purchaser, its approval or recommendation of the Offer, the Merger Agreement or Merger or presents to the stockholders of the Company a Competing Transaction or resolves to do so or (B) the Company deliberately fails to perform in any material respect any of its material obligations under the Merger Agreement; (ii) the Company terminates the Merger Agreement because, prior to the consummation of the Offer, (A) the Board of Directors of the Company withdraws, modifies or changes in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or (B) the Board of Directors recommends a Superior Proposal or resolves to do so; (iii) Purchaser terminates the Offer because the Minimum Condition is not satisfied and at or prior to such time the Company has received one or more proposals for a Competing Transaction which at the time of such occurrence has not been absolutely and unconditionally withdrawn or abandoned and within six months after the date of termination of the Merger Agreement a Competing Transaction is entered into by the Company, and within twelve months of such termination a Competing Transaction is consummated, then promptly after such termination (or, with respect to item (iii), upon the consummation of such Competing Transaction) by Parent or the Company, the Company shall pay to Purchaser or its designee an amount equal to $9,000,000 (the "Break-up Fee") and shall reimburse Purchaser or its designee for all of its out-of-pocket costs and expenses up to an amount equal to $1,500,000.

    The Merger Agreement further provides that if the Company terminates the Merger Agreement because Purchaser shall have failed to commence this Offer within five business days of the day on which Purchaser's intention to make this Offer is announced or, prior to the purchase of any Shares pursuant to the Offer, Purchaser deliberately fails to perform in any material respect any of its obligations under the Merger Agreement, Purchaser shall pay to the Company $4,500,000.

    Except as set forth in the preceding two paragraphs, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company, as follows:

        (i) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;

        (ii) by Purchaser if, due to an occurrence which would result in the failure to satisfy the Minimum Condition or any of the other conditions set forth below, Purchaser shall have (A) failed to commence the Offer within five business days after the day on which Purchaser's intention to make the Offer is announced or (B) terminated the Offer after compliance with the terms of the Merger Agreement without any purchase of Shares thereunder;

       (iii) by Purchaser, if the Effective Time shall not have occurred on or before October 31, 1999, unless prior thereto Parent, Purchaser and their affiliates have acquired beneficial ownership of at least a majority of the then outstanding Shares;

        (iv) by Purchaser, if prior to the consummation of the Offer, the Company deliberately fails to perform in any material respects any of its material obligations under the Merger Agreement;

        (v) by Purchaser, if prior to the consummation of the Offer, the Board
    (A) withdraws, modifies or changes, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) presents to the stockholders of the Company any Competing Transaction or (C) resolves to do any of the foregoing;

        (vi) by the Company, if Purchaser shall have failed to commence the Offer within five business days after the day on which Purchaser's intention to make the Offer is announced;

       (vii) by the Company, if the Offer is terminated in accordance with its terms without the purchase of any Shares thereunder;

      (viii) by the Company, if the Offer has not been consummated within the time period set forth in the Merger Agreement;

        (ix) by the Company, if prior to the purchase of any Shares by Purchaser pursuant to the Offer, Purchaser deliberately fails to perform in any material respect any of its obligations under the Merger Agreement; and

        (x) by the Company, if prior to the purchase of any Shares by Purchaser pursuant to the Offer, the Board of Directors of the Company (A) withdraws, modifies or changes in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or (B) recommends to the stockholders of the Company any Superior Proposal, which is then pending, or resolves to do so; provided that any termination of the Merger Agreement by the Company pursuant to this provision shall not be effective until the close of business on the second full business day after notice of such termination has been given to Purchaser.

CONDITIONS TO THE OFFER

    The Merger Agreement provides that, notwithstanding any other provision of the Offer, Parent or Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for), if: (i) the Minimum Condition shall not have been satisfied prior to the expiration of the Offer; (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser; (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; or (iv) at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall occur:

        (A) any governmental entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect (or pending) and which (1) restricts, prevents or prohibits the making or consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement, (2) prohibits or limits materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or compels the Company, Parent, or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (3) imposes limitations on the ability of Parent, Purchaser or any other subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, or (4) requires divestitures by Parent, Purchaser or any other affiliate of Parent of any Shares; provided that Parent shall have used all commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted;

        (B) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality or similar qualifications contained therein) shall not be true and correct as of the date of consummation of the Offer as though made on and as of such date except (1) for changes specifically permitted by the Merger Agreement, (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, (3) in any case where such failure to be true and correct would not, in the aggregate, have a Material Adverse Effect, and (4) notwithstanding anything in the Merger Agreement to the contrary, in the event that any of the representations and warranties of the Company with respect to any of its subsidiaries are determined to be inaccurate, and all such inaccuracies capable of measurement in dollar amounts, in the aggregate, exceed $3,000,000, then only the amounts in excess of $3,000,000 will be taken into account in determining whether such inaccuracies, taken together with all other breaches of representations and warranties generally, result in a Material Adverse Effect;

        (C) the Company shall not have performed or complied with any of its obligations, covenants and agreements under the Merger Agreement to be performed or complied with by it unless all such failures together in their entirety would not have a Material Adverse Effect;

        (D) the Merger Agreement shall have been terminated in accordance with its terms;

        (E) prior to the purchase of Shares pursuant to the Offer, the Company shall have received any other offer for the purchase of Shares, the purchase of substantially all of the Company's assets, the merger of the Company or any other transaction which would require the withdrawal or material modification of the Offer, the Merger Agreement or the Merger and the Board shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger;

        (F) (1) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation, sale of a material portion of the assets of the Company, or other business combination with the Company; or (2) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or Merger or approved or recommended any Competing Transaction, or (B) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

        (G) there shall have occurred any change, condition event or development that has a Material Adverse Effect (excluding any change, condition, event or development arising out of or attributable to general economic conditions);

        (H) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, the NASDAQ\NMS or the London Stock Exchange for a period in excess of 24 hours (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index and suspensions or limitations resulting solely from physical damage or interference with such exchange or association not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom or (iii) any material limitation (whether or not mandatory) by any government or governmental authority of the United States or the United Kingdom on the extension of credit by banks or other lending institutions; or

        (I) the Selling Stockholders shall have failed to comply in any material respect with their obligations pursuant to the Option Agreement;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

OPTION AND VOTING AGREEMENT

    Parent and Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas
H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P. have entered into the Option and Voting Agreement, dated April 29, 1999, pursuant to which, among other things, each such stockholder (the "Selling Stockholders") has agreed (i) to vote the Shares and the Series B Shares then owned by such Selling Stockholder for the Merger and in favor of the approval and adoption of the transactions contemplated by the Merger Agreement and against (A) any action or agreement that could reasonably be expected to impede, interfere with or otherwise materially adversely affect the Merger or inhibit the timely consummation of the Merger, (B) any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (C) except for the Merger, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its subsidiaries; (ii) to grant Parent an irrevocable proxy to vote such Shares and (iii) not to tender any Shares then owned by such Selling Stockholder into the Offer, without the consent of Parent.

    Additionally, under the Option Agreement, (i) each Selling Stockholder has granted to Parent, or its permitted assign, an irrevocable option to purchase all Shares then owned by such Selling Stockholder at a price of $31.00 per Share at any time on or prior to the expiration date of the Option Agreement if after the date of the Option Agreement a proposal or an offer for a Competing Transaction is made (which Shares, in the aggregate, represent 30.07% of the Shares on a fully diluted basis, after giving effect to the exercise of vested employee stock options); and (ii) Parent has agreed to purchase at a price of $31.00 per Share all Shares held by each Selling Stockholder by 11:59 p.m. on the first business day immediately following the consummation of the Offer. The Option Agreement terminates upon the earliest to occur of (i) the closing of the Merger, (ii) 11:59 p.m. on the first business day immediately following the expiration or consummation of the Offer, (iii) in the event that the Merger Agreement is terminated prior to any offer or proposal for a Competing Transaction having been made, the termination date of the Merger Agreement, (iv) the date specified in a written agreement executed by Parent and each of the Selling Stockholders, and (v) November 2, 1999; provided that if Parent has exercised the option on or before the date that the Option Agreement would otherwise have terminated, the Option Agreement will terminate on the date of the purchase by Parent of the Shares of the Selling Stockholders.

    The foregoing is a summary of certain provisions of the Option Agreement, is presented only as a summary and is qualified in its entirety by reference to the Option Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1.

RIGHTS AGREEMENT

    In connection with the Merger Agreement the Company has amended the Rights Agreement so that (i) the execution and delivery of the Merger Agreement and the Option Agreement, and the consummation of the transactions contemplated thereby, including the Offer and the purchase of Shares pursuant thereto, will not result in Parent, Purchaser or any of their affiliates becoming an Acquiring Person (as defined in the Rights Agreement), or (ii) the occurrence of a Distribution Date or a Shares Acquisition Date (each as defined in the Rights Agreement). Unless and until the Distribution Date occurs, the Rights will be transferred with and only with the Shares and, therefore, the surrender for transfer of any of the certificates representing Shares, including upon acceptance for payment of such Shares pursuant to the Offer, will also constitute the surrender for transfer of the Rights associated with the Shares represented by such Share certificates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, and has determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    (b) BACKGROUND; REASONS FOR THE RECOMMENDATION

    Over the last several years, the Company has sought to develop the capability and resources to expand its business activities throughout the world in order to develop and enhance its ability to serve the international research needs of its United States based clients. Prior to December 1998, the Company and Company A had informal discussions from time to time regarding a possible business combination between the parties. On December 11, 1998, Sanford M. Schwartz, an Executive Vice President of the Company, met with Company A's Chairman in New York for preliminary discussions regarding the possible acquisition of the Company by Company A.

    On January 8, 1999, the Company engaged Schroder & Co. Inc. ("Schroders") to assist it in reviewing its strategic alternatives, including entering into a possible transaction with Company A. On January 12, 1999, Schroders met with Company management and together identified a list of six companies that they considered possible candidates for a strategic alliance or transaction based upon apparent business synergies or previously expressed interest in acquiring the Company. At this meeting, it was decided that Schroders would contact Parent and three of the other possible candidates and that the Company would contact the other two candidates directly. As a result of these contacts, Parent, Company A and one other company expressed an interest in entering into negotiations with the Company.

    On January 25, 1999, Company A's Chairman called Sanford Schwartz to confirm that the Company was still interested in pursuing a possible business combination between the parties.

    On February 22, 1999, Sanford Schwartz had preliminary discussions with representatives of Company A regarding the integration of the domestic operations of each company in connection with a possible business combination between the Company and Company A.

    On February 26, 1999, Company A, through its financial advisors, sent a letter to Schroders with a preliminary non-binding indication of value with respect to a possible acquisition of all of the Company's outstanding capital stock at a price of $28.50 per share in cash. The letter indicated that the proposed transaction would be subject to, among other things, (i) confirmatory due diligence, (ii) the execution of a mutually satisfactory merger agreement,
(iii) the execution by the Company's major stockholder and management of irrevocable undertakings to accept Company A's offer, (iv) approval by Company A's directors and shareholders, (v) Company A's obtaining financing for the proposed transaction, and (vi) the execution of employment agreements with key Company employees satisfactory to both parties.

    On March 1, 1999, the Company held a special meeting of its Board of Directors to review its strategic alternatives. At this meeting, Schroders reported on its activities since its engagement and reviewed with the Board in detail the terms of the letter received from Company A on February 26, 1999. Schroders also reported that Parent had expressed an interest in meeting with Company management, but would not be able to meet with Company representatives until March 15, and that Company B had expressed an interest in a transaction at a price range of $25.00 to $28.00 per share, payable in Company B's equity securities. Thomas H. Payne, the Company's Chief Executive Officer, reviewed the Company's other strategic alternatives, which included remaining independent and continuing on its own to pursue the Company's long-term strategy of developing its international presence and enhancing its Internet capabilities or entering into a strategic relationship with another company that already possessed international custom research capabilities. The Board instructed Schroders to continue discussions with Company A and the other interested parties.

    On March 11, 1999, Company A and the Company executed a confidentiality/standstill agreement. On March 16 and 17, and again on March 22, Company A and its financial and legal advisors conducted due diligence meetings with Company representatives in Arlington Heights, Illinois. At the same time, Company A's accountants began their financial due diligence investigation of the Company. On March 17, 1999, the Company's legal advisors sent a proposed form of merger agreement to Company A's financial advisor and legal counsel and comments thereon were received from Company A's legal counsel on March 24, 1999.

    On March 15, 1999, Crispin Davis, Parent's Chief Executive Officer, and Pat Doble, Parent's Group Marketing Director, met with Verne Churchill, Thomas Payne, Lawrence Labash and Timothy Sullivan of the Company in Arlington Heights, Illinois, at which meeting each company gave a presentation to the other regarding its business, and the parties discussed potential business opportunities.

    On March 17, 1999, a director of Company A met with Sanford Schwartz to promote Company A. On March 18, 1999, Thomas Payne and Sanford Schwartz met with Company A's Chairman in Arlington Heights, Illinois to discuss a possible transaction.

    On March 23, 1999, Parent and the Company executed a confidentiality/standstill agreement. A proposed form of merger agreement was sent to Parent's legal counsel on March 25, 1999.

    On or about March 25, 1999, Schroders orally advised Company A, Company B and Parent that final proposals were due by April 9, 1999.

    On March 26, 1999, a second meeting was held between Crispin Davis of Parent and Thomas Payne, Sanford Schwartz, Lawrence Labash and Timothy Sullivan of the Company in Arlington Heights, Illinois, at which meeting Parent discussed its business and the parties further discussed potential business opportunities, including a possible transaction.

    On March 30 and 31, 1999, Pat Doble and Sunil Garga of Parent met with Michael Freehill, Stephen Weber and Peter LaSalle of the Company primarily to discuss the types of products and services offered by the Company. On March 30 and 31, Parent's financial staff and legal counsel also conducted due diligence meetings with Company representatives in Arlington Heights, Illinois.

    On March 30, 1999, Company B and the Company executed a confidentiality/standstill agreement, and a proposed form of merger agreement was sent to Company B's legal counsel on that date. From March 31 to April 2, Company B's financial advisors conducted due diligence meetings with Company representatives in Arlington Heights, Illinois. Meetings between Company B's representatives and the Company's management were held on April 7 and 8 in New York.

    On April 6, 1999, Company A sent a letter to Schroders indicating that until such time as the Company was willing to proceed on an exclusive basis with a negotiated transaction on the terms set forth in Company A's letter dated February 26, 1999, Company A was withdrawing its proposal and was not interested in becoming involved in an auction process.

    On April 7, 1999, at a special meeting of the Company's Board of Directors, Thomas Payne reviewed the status of Schroders' engagement to assist the Company in understanding its strategic alternatives. Mr. Payne stated that contacts had been limited to six potential interested parties and that it would not serve the best interests of the Company's stockholders to have public inquiries made to all potential buyers because of the destabilizing effect such inquiries could have on the Company's business which, as a service business, is dependent upon the stability of its client base and workforce. Mr. Payne advised the Board that Company A had informed Schroders that it was not interested in participating in an auction process for the Company and had withdrawn its indication of interest at $28.50 per share, but that management believed that Company A was still interested in pursuing a possible transaction. Mr. Payne also reported that Parent and Company B had executed confidentiality agreements and that all parties had been asked to submit their final proposals by April 9. Mr. Payne concluded by informing the Board that a board meeting was tentatively scheduled for April 13 to review the final proposals received from interested bidders and to determine whether there was sufficient interest to pursue one or more of the proposals.

    By letter dated April 8, 1999, Parent submitted a non-binding offer to acquire 100% of the Company's capital stock for $31.00 per share in cash. The offer was conditioned upon Parent receiving an irrevocable "lock-up" agreement from the Company's major stockholder and the Company's five management directors and completion of its due diligence investigation, and was not subject to financing. The offer also sought a two-week exclusivity period to negotiate and sign a definitive merger agreement.

    On April 9, 1999, Schroders received a letter from Company B indicating that it would be prepared to move forward with negotiations on the basis of a valuation in the range of $28.50 to $30.50 per share through the exchange of Company stock for equity securities of Company B.

    On April 12, 1999, Schroders received a letter from Company A stating that it had reconsidered its position with respect to a potential business combination with the Company and gave a revised indication of value of $30.00 per share in cash, subject to the conditions set forth in its February 26, 1999 letter and an agreement that the Company enter into exclusive negotiations with it.

    On April 12, 1999, Schroders advised Company B that its bid was not the highest offer in terms of economic value, and asked whether it desired to amend its proposal before the Company's board meeting on April 13, 1999. Company B declined to raise its last offer. A similar call was made by Schroders to Company A's financial advisors on the morning of April 13, 1999 prior to the Board meeting. Company A's financial advisors informed Schroders that Company A declined to raise its offer.

    On April 13, 1999, a special meeting of the Board was held to discuss the Company's strategic alternatives, and to review the final proposals from prospective bidders for the acquisition of the Company. Schroders advised the Board that three interested parties had submitted proposals regarding a possible acquisition of the Company. After a brief review of the discussions with each of the interested parties to date, Schroders reviewed the terms of each party's proposal:

    - Parent submitted a non-binding offer to acquire 100% of the Company's capital stock (including unexercised employee stock options) for $31.00 per share in cash. The offer did not contain a financing contingency or require approval from Parent's stockholders. The offer requested irrevocable "lock-up" agreements from the Company's major stockholder and five management directors. The offer also sought a two week exclusivity period to finalize due diligence and negotiate and sign a definitive merger agreement and a $9 million termination fee in the event of the Company's receipt of a competing offer during the exclusivity period.

    - Company A submitted a non-binding indication of interest at $28.50 per share in cash, which was subsequently withdrawn. Company A then resubmitted its offer at $30.00 per share in cash. Company A's offer contained significant financing contingencies, required approval from Company A's shareholders and directors, required irrevocable lock-up agreements from the Company's major stockholder and management, and contained aggregate termination fees of $11.2 million, including a $6.5 million expense reimbursement. Company A's proposal also required the Company to issue to Company A a stock option for a number of shares equal to 19.9% of the Company's outstanding shares.

    - Company B's letter indicated interest in a transaction in the range of $28.50 to $30.50 per share payable in Company B equity securities.

Schroders also reported that both Company A and Company B were advised prior to the Board meeting that their offer was not the highest offer received in terms of economic value and that each declined to increase their offer. The Company's legal counsel reviewed the Board's fiduciary duties to its stockholders. After discussion, the Board concluded that it was advisable to negotiate and enter into an exclusivity agreement with Parent.

    On April 14, 1999, the Company and Parent entered into an exclusivity agreement (the "Exclusivity Letter") pursuant to which the parties agreed to commence negotiation of a definitive merger agreement for Parent's proposed acquisition of the Company on the terms set forth in Parent's preliminary proposal dated April 8, 1999, and thereafter the parties and their legal counsel negotiated the Merger Agreement and related documents. Under the terms of the Exclusivity Letter, the Company agreed until 12:00 midnight on April 27, 1999 to negotiate exclusively with Parent and to not solicit any offer or engage in any negotiations other than with Parent for the merger or sale of the business or assets of the Company or any material part thereof or for any tender or exchange offer for the Company's capital stock. Subject to certain conditions, the Exclusivity Letter provided that the Company had the right to terminate negotiations with Parent in the event that the Company received an unsolicited proposal for the acquisition of the Company from another party which in the opinion of the Company's financial advisor was, or was reasonably likely to lead to, a proposal that was more favorable to the Company's stockholders than Parent's proposal (a "Superior Bid"). The Exclusivity Letter required the Company to promptly notify Parent of its receipt of any Superior Bid, and the terms thereof, and Parent thereafter had two business days within which to amend its proposal to cause such third party proposal to no longer be a Superior Bid or the exclusivity provisions of the Exclusivity Letter would cease to apply. In the event the Company terminated or abandoned negotiations with Parent due to its receipt of a Superior Bid prior to the end of the exclusivity period, the Company agreed to reimburse Parent within five days of termination an amount up to $150,000 for its reasonable out-of-pocket expenses and fees. In addition, if the Company became obligated to make the $150,000 reimbursement and entered into a definitive agreement with the party submitting such Superior Bid within six (6) months and consummated such transaction within twelve (12) months of the termination of the Exclusivity Letter, the Company would be required to pay Parent a $9 million termination fee and to reimburse it for up to $750,000 of its expenses and fees.

    Commencing shortly after the Exclusivity Letter was executed and continuing to the date of the execution of the Merger Agreement, Parent and Purchaser conducted additional due diligence reviews of the Company, both financial and legal.

    On April 15, 1999, Parent's legal counsel submitted comments on the Company's proposed form of merger agreement to the Company's legal counsel. On April 16, 1999, Crispin Davis and Frank Law, the Chief Executive Officer and Non-Executive Chairman of Parent, respectively, met with Verne Churchill, Thomas Payne, Sanford Schwartz, Lawrence Labash and Timothy Sullivan of the Company in Arlington Heights, Illinois to discuss the Company's business and its business plans and strategies.

    On April 16, 1999, Schroders received a letter from Company B indicating that it was prepared to offer $32.00 per share for the Company's common stock, payable in Company B's equity securities.

    On April 19, 1999, the Board met to discuss the April 16 letter received from Company B and the appointment of a committee to negotiate a definitive merger agreement with Parent. Schroders reviewed the terms of the April 16 letter with the Board, noting in particular that: (i) Company B's proposal involved the receipt of Company B equity securities by the Company's stockholders and did not specify the method for calculating the exchange rate for Company B's shares and the Company's stock and whether it would fluctuate with the market price of its shares or provide protection against market risk,
(ii) it was uncertain whether Company B's offer would be discounted by the amount of the termination fee payable to Parent, (iii) the trading market in the United States for Company B's stock is relatively illiquid, (iv) Company B's letter did not contain any terms other than price and Company B did not submit comments to the Company's form of merger agreement along with its proposal which would have provided the Company with more detail as to the terms of Company B's proposal, and therefore it was unknown what other conditions would be attached to Company B's offer, and (v) because Company B had not submitted comments to the Company's form of merger agreement and had conducted only a minimal due diligence review of the Company and would be required to file a registration statement in the United States before it could offer its shares to the Company's stockholders, it was not known how much time would be required to consummate a transaction with Company B, or in fact, whether a transaction could be consummated. Based on these factors, Schroders was unable to conclude that Company B's offer constituted, or was reasonably likely to lead to, a more favorable offer under the terms of the Exclusivity Letter with Parent. The Board also noted the fact that the share price of Company B's equity securities had significantly increased since the beginning of 1999, a factor that, along with the relative lack of liquidity of Company B's shares in the United States, indicated an investment risk with respect to Company B's equity securities. The Company's legal counsel then advised the Board that it would be precluded from negotiating with Company B under the terms of the Exclusivity Letter with Parent if it concluded that Company B's offer was not reasonably likely to lead to a more favorable offer. After further discussion, the Board determined that it would not respond to Company B's offer. The Board also formed and authorized a committee consisting of Jeffery Oyster, an outside director, and Timothy Sullivan, the Company's Chief Financial Officer, to negotiate the terms of the definitive merger agreement with Parent.

    On April 20, 1999, Thomas Payne, Sanford Schwartz and Lawrence Labash of the Company met with Crispin Davis at Parent's offices in London, England to discuss Parent's business and the operation of its subsidiaries.

    On April 22, 1999, Schroders received a letter from Company B confirming that it was prepared to amend the consideration payable in its offer of $32.00 per share for the Company's common stock to include a cash payment for approximately 20% to 33 1/3% of the total value of the consideration to be paid, with the balance payable in Company B's equity securities.

    On April 23, 1999, the Board met to review and discuss the status of Parent's proposed acquisition of the Company. At the meeting, Schroders advised the Board of the April 22 letter received from Company B, which modified the consideration payable in its April 16 letter to include a cash component. Schroders noted that despite the inclusion of a partial cash payment, this did not mitigate the uncertainties and issues raised at the April 19 Board meeting, and advised the Board that it was unable to conclude that Company B's modified proposal was reasonably likely to lead to a proposal that was more favorable to the Company's stockholders than Parent's proposal. The Company's legal counsel reviewed the status of the negotiations between the Company and Parent and Parent's due diligence investigation and advised the Board of a request by Parent to extend the exclusivity period under the Exclusivity Letter until April 30, 1999. After discussion, the Board approved the extension. On April 27, 1999, the Company and Parent formally extended the exclusivity period under the Exclusivity Letter until April 30, 1999.

    On April 28, 1999, the Board met to review and discuss Parent's proposed acquisition of the Company. At the meeting, Schroders delivered a presentation to the Board and its written opinion that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement with Parent was fair, from a financial point of view, to such holders. The Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement and related documents, the structure of the Offer and the Merger and the Board's fiduciary duties to its stockholders. The Board discussed the terms of the proposed acquisition and asked questions of Schroders and the Company's legal counsel. Following this discussion, the Board (i) determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended acceptance of the Offer, approval and adoption of the Merger Agreement and approval of the Merger by the Company's stockholders. The Board also approved the Option Agreement for purposes of Section 203 of the DGCL.

    On April 28, 1999, Schroders received another letter from Company B indicating that it would use the closing share price of Company B's equity securities on the date of its previous letter for purposes of calculating the amount of Company B's equity securities to be received by the Company's stockholders under its proposal, which would have the effect of raising Company B's offer due to the increase, by approximately 5%, of the price of Company B's equity securities since that date.

    On April 29, 1999, a special meeting of the Board of Directors was held to review the amended proposal received by Schroders from Company B the previous day. Schroders reviewed the terms of the amended proposal with the Board and reported that Parent had been contacted regarding the existence of the proposal and had advised Schroders that it was not willing to raise its offer to a price higher than $31.00 per Share or delay the execution of the Merger Agreement, which was scheduled for later that day, and indicated that if the Merger Agreement was not executed as scheduled that it would withdraw its offer. Schroders again reviewed the uncertainties regarding Company B's offer which were discussed at the Board's April 19 meeting, and the Board noted that the April 28 letter from Company B did not include any price protections for the Company's stockholders in the event that the price of Company B's equity securities should decrease from the price of such securities on the date of its previous letter. Based on these factors, Schroders advised the Board that it was unable to conclude that Company B's amended proposal was reasonably likely to lead to a proposal that was more favorable to the Company's stockholders than Parent's proposal. After discussion and the receipt of advice of its financial and legal advisors, the Board of Directors determined that Company B's amended proposal did not constitute a Superior Proposal and reaffirmed its approval of the Merger Agreement with Parent and Purchaser. Thereafter, Schroders delivered a letter dated April 29, 1999 to the Company reaffirming its opinion as to the fairness of the consideration to be received by the stockholders pursuant to the Merger Agreement.

    On April 29, 1999, the Company, Parent and Purchaser executed the Merger Agreement, and, simultaneously therewith, Parent and certain of the Company's stockholders executed the Option Agreement. Following the execution of the Merger Agreement, in accordance with the terms of the confidentiality/standstill agreement with Company B and the terms of the Merger Agreement, the Company advised Company B that it did not wish to proceed with a transaction with Company B. The transaction with Parent was publicly announced prior to the opening of the Nasdaq National Market on April 30, 1999.

    On April 30, 1999, Thomas Payne and Sanford Schwartz called Company A's Chairman to advise him that the Company had entered into a definitive merger agreement with Parent.

OPINION OF SCHRODERS

    On April 28, 1999, Schroders rendered its opinion to the Board of Directors of the Company to the effect that, as of the date of such opinion, the $31.00 per Share cash consideration (the "Per Share Amount") to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

    A copy of the Schroders opinion, dated April 28, 1999 and affirmed April 29, 1999, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Schroders, is attached as Exhibit 99 (a)(6) to this Schedule 14D-9. The Schroders opinion is directed only to the fairness, from a financial point of view, of the Per Share Amount. The Schroders opinion was provided at the request and for the information of the Board of Directors of the Company in evaluating the Per Share Amount and does not constitute a recommendation to any stockholder as to whether to tender such stockholder's Shares or vote in favor of the transactions contemplated by the Merger Agreement. The summary of the Schroders opinion set forth in this Schedule 14D-9 does not purport to be complete and is qualified in its entirety by reference to the full text of the Schroders opinion attached as Exhibit 99 (a)(6) hereto and incorporated herein by reference. Stockholders of the Company should read the Schroders opinion carefully and in its entirety for information with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Schroders in rendering the Schroders opinion. Schroders has consented to the references to Schroders and the Schroders opinion in this
Schedule 14D-9, and to the attachment of the Schroders opinion to this Schedule 14D-9 as an exhibit hereto.

    In arriving at the Schroders opinion, Schroders: (i) reviewed a draft of the Merger Agreement dated April 25, 1999; (ii) reviewed the Company's Annual Reports on Form 10-K filed with the Commission for the years ended December 31, 1996, 1997 and 1998; reviewed the Company's draft balance sheet as of March 31, 1999 and draft income statement for the three months ended March 31, 1999; and reviewed the Company's Proxy Statement dated March 25, 1999; (iii) reviewed the Company's projected financial results for the years ending December 31, 1999, 2000 and 2001 as provided by management on March 30, 1999 (projections for any subsequent period were not made available to Schroders); (iv) visited the principal office of the Company and conducted discussions with senior management of the Company concerning its historical and projected financial results as described above; (v) performed various financial analyses, as Schroders deemed appropriate, using generally accepted analytical methodologies, including: (a) the application to the historical and projected financial results of the Company of the public trading multiples of companies which Schroders deemed reasonably comparable to the Company; and (b) the application to the historical financial results of the Company of the multiples reflected in recently reported public mergers and acquisitions for businesses which Schroders deemed reasonably comparable to the Company; (vi) reviewed the historical trading prices and volumes of the Company's Shares on the Nasdaq National Market from January 1, 1994 to April 27, 1999; (vii) discussed the transaction with Parent's senior management; (viii) reviewed Parent's Report and Accounts for the years ended December 31, 1997 and December 31, 1998; Interim Statement for the six months ended June 1998; and research reports on Parent by HSBC Securities, dated January 5, 1999, by Merrill Lynch & Co., dated March 2, 1999 and April 15, 1999, and by Credit Suisse First Boston (Europe) Limited, dated March 3, 1999; (ix) performed such other analyses, studies, inquiries and investigations as Schroders deemed appropriate; and (x) did not perform a discounted cash flow analysis because it was not provided projections for any period subsequent to December 31, 2001.

    In its review and analysis and in formulating the Schroders opinion,
Schroders: (i) assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by the Company or obtained by Schroders from other sources, and upon the assurance of the Company's management that it was not aware of any information or facts that would make the information provided to Schroders incomplete or misleading; (ii) did not attempt to independently verify any of such information; (iii) did not undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Schroders furnished with any such appraisals; and (iv) did not review any information with respect to Parent other than that referred to in the preceding paragraph.

    The Schroders opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated by Schroders on the date thereof. Schroders disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Schroders opinion which may come or be brought to its attention after the date of the Schroders opinion unless specifically requested by the Company to do so.

    The Schroders opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Merger Agreement, the Offer, the Merger or any aspect thereof or alternatives thereto. Without limiting any of the foregoing, the Schroders opinion does not constitute a recommendation to any stockholder with respect to whether to tender their Shares in the Offer or to vote in favor of the Merger, and should not be relied upon by any stockholder as such.

    In rendering the Schroders opinion, Schroders was not engaged as an agent or fiduciary of the Company's stockholders or of any other third party. The Schroders opinion related solely to the fairness, from a financial point of view, to the holders of the Shares of the Per Share Amount to be received by such holders in the Offer and the Merger. Schroders expressed no opinion therein as to the structure, terms or effects of any other aspect of the Offer, the Merger, or the Merger Agreement.

    The following is a summary of the material financial analyses performed by Schroders in arriving at the Schroders opinion and was provided by Schroders for inclusion herein.

    SELECTED COMPARABLE PUBLIC CUSTOM AND SYNDICATED MARKET RESEARCH COMPANIES ANALYSIS. Schroders compared selected historical and projected financial data of the Company to the corresponding data of a group of selected publicly traded custom and syndicated market research companies that Schroders deemed to be reasonably comparable to the Company. In determining the appropriate comparable companies, Schroders considered a variety of factors, including business focus, revenues and cash flow. These companies included: ACNielsen Corporation, Intelliquest Information Group, Inc., M/A/R/C Inc., NFO Worldwide, Inc., Opinion Research Corporation, and Total Research Corporation (the "Comparable Market Research Companies").

    Schroders calculated multiples of enterprise value to the latest twelve months ("LTM") revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") for the Comparable Market Research Companies. Additionally, Schroders calculated multiples of market value of equity to LTM earnings per share ("EPS") and projected calendar year 1999 and 2000 EPS for the Comparable Market Research Companies. 1999 and 2000 EPS were derived from information published by Zack's Investment Research, Inc. (an on-line data service which compiles estimates developed by research analysts). In addition, Schroders calculated multiples of market value of equity to latest available book value of the Comparable Market Research Companies. It was noted that this analysis did not reflect a control premium for these companies.

    The following table sets forth the low, high and median implied equity values per share of the Company's Common Stock based upon the foregoing analysis:

                      COMPARABLE MARKET RESEARCH COMPANIES

                                                                IMPLIED EQUITY VALUE PER SHARE
ENTERPRISE VALUE                                                -------------------------------
AS A MULTIPLE OF                                                   LOW       HIGH      MEDIAN
--------------------------------------------------------------  ---------  ---------  ---------
LTM Revenue...................................................  $    8.26  $   17.24  $   14.25
LTM EBITDA....................................................  $    8.57  $   25.64  $   18.27
LTM EBIT......................................................  $   11.84  $   23.72  $   18.51


MARKET VALUE OF EQUITY
AS A MULTIPLE OF
--------------------------------------------------------------
LTM EPS.......................................................  $   10.14  $   23.60  $   20.99
1999 EPS......................................................  $   16.47  $   38.19  $   29.48
2000 EPS......................................................  $   18.32  $   29.94  $   28.47
Book Value....................................................  $    6.93  $   31.89  $   11.78

    SELECTED COMPARABLE CUSTOM MARKET RESEARCH COMPANIES. Schroders compared selected historical and projected financial data of the Company to the corresponding data of a subset of the Comparable Market Research Companies that operate in the custom market research segment (the "Comparable Custom Market Research Companies"). These companies included: M/A/R/C Inc., NFO Worldwide, Inc., Opinion Research Corporation, and Total Research Corporation.

    Schroders calculated multiples of enterprise value to LTM revenues, LTM EBITDA and LTM EBIT for the Comparable Market Research Companies. Schroders also calculated multiples of market value of equity to LTM EPS, 1999 EPS, 2000 EPS and latest available book value for the Comparable Custom Market Research Companies. It was noted that this analysis did not reflect a control premium for these companies.

    The following table sets forth low, high and median implied equity values per share of the Company's Common Stock based upon the foregoing analysis:

                  COMPARABLE CUSTOM MARKET RESEARCH COMPANIES

                                                                IMPLIED EQUITY VALUE PER SHARE
ENTERPRISE VALUE                                                -------------------------------
AS A MULTIPLE OF                                                   LOW       HIGH      MEDIAN
--------------------------------------------------------------  ---------  ---------  ---------
LTM Revenue...................................................  $    8.26  $   14.25  $   14.25
LTM EBITDA....................................................  $    8.57  $   25.64  $   18.90
LTM EBIT......................................................  $   11.84  $   18.51  $   15.25


MARKET VALUE OF EQUITY
AS A MULTIPLE OF
--------------------------------------------------------------
LTM EPS.......................................................  $   10.14  $   21.69  $   20.39
1999 EPS......................................................  $   16.47  $   32.23  $   24.35
2000 EPS......................................................  $   18.32  $   27.65  $   22.90
Book Value....................................................  $    6.93  $   31.89  $   11.78

    COMPARABLE TRANSACTIONS ANALYSIS. Schroders considered the terms, to the extent publicly available, of selected transactions reasonably comparable to the transaction (the "Comparable Transactions") and sought to compare the Per Share Amount with the consideration involved in such transactions. The Comparable Transactions and their pertinent dates were as follows:

    - United Information Group, Inc.'s acquisition of Audits & Surveys Worldwide, Inc. (effective March 24, 1999)

    - Quintiles Transnational Corporation's acquisition of Pharmaceutical Marketing Services, Inc. (effective February 26, 1999)

    - NFO Worldwide, Inc.'s acquisition of Infratest Burke Aktiengesellschaft Holding, Inc. (effective February 20, 1998)

    - Taylor Nelson AGB's acquisition of Sofres SA (effective December 12, 1997)

    - NFO Worldwide, Inc.'s acquisition of MBL Group plc (effective July 11,
      1997)

    Schroders calculated multiples of the enterprise values of these transactions to LTM revenue, LTM EBITDA and LTM EBIT. Schroders also calculated multiples of the equity values of these transactions to LTM EPS and latest available book value.

    The following table sets forth the low, high and median implied equity values per share of the Company's Common Stock upon the basis of the foregoing analysis.

                            COMPARABLE TRANSACTIONS

                                                                IMPLIED EQUITY VALUE PER SHARE
TRANSACTION ENTERPRISE VALUE                                    -------------------------------
AS A MULTIPLE OF                                                   LOW       HIGH      MEDIAN
--------------------------------------------------------------  ---------  ---------  ---------
LTM Revenue...................................................  $   11.25  $   27.72  $   14.25
LTM EBITDA....................................................  $   22.27  $   23.96  $   23.11
LTM EBIT......................................................  $   17.69  $   27.78  $   20.14


TRANSACTION EQUITY VALUES
AS A MULTIPLE OF
--------------------------------------------------------------
LTM EPS.......................................................  $   16.07  $   35.75  $   30.13
Book Value....................................................  $   11.78  $   30.50  $   24.95

    PREMIUM ANALYSIS. Schroders reviewed the premia paid in all publicly announced negotiated merger and acquisition transactions since January 1, 1998 in which all of the outstanding equity of the target company was acquired in the transaction. Schroders also reviewed the premia paid in certain subsets of such transactions: (i) transactions with an enterprise value between $200 million and $400 million; (ii) transactions where the consideration paid was cash; and (iii) transactions with an enterprise value between $200 million and $400 million where the consideration paid was cash.

    The following tables set forth the implied price per share of the Company's Common Stock on the basis of the foregoing analysis based on the average premium on the day of public announcement, one week prior thereto and four weeks prior thereto.

                                ALL TRANSACTIONS

                                                         CLOSING PRICE                  IMPLIED
PREMIUM BASED ON CLOSING                                      OF           AVERAGE     PRICE PER
PRICE OF COMMON STOCK ON:                                COMMON STOCK      PREMIUM       SHARE
------------------------------------------------------  ---------------  -----------  -----------
April 27, 1999........................................     $   25.88          29.4%    $   33.49
1 week prior (April 20, 1999).........................     $   19.25          35.8%    $   26.14
4 weeks prior (March 30, 1999)........................     $   20.50          40.3%    $   28.76

                   TRANSACTIONS WITH AN EQUITY VALUE BETWEEN
                         $200 MILLION AND $400 MILLION

                                                          CLOSING PRICE                  IMPLIED
PREMIUM BASED ON CLOSING                                       OF           AVERAGE     PRICE PER
PRICE OF COMMON STOCK ON:                                 COMMON STOCK      PREMIUM       SHARE
-------------------------------------------------------  ---------------  -----------  -----------
April 27, 1999.........................................     $   25.88          29.6%    $   33.54
1 week prior (April 20, 1999)..........................     $   19.25          34.5%    $   25.89
4 weeks prior (March 30, 1999).........................     $   20.50          40.8%    $   28.86

                             ALL CASH TRANSACTIONS

                                                          CLOSING PRICE                  IMPLIED
PREMIUM BASED ON CLOSING                                       OF           AVERAGE     PRICE PER
PRICE OF COMMON STOCK ON:                                 COMMON STOCK      PREMIUM       SHARE
-------------------------------------------------------  ---------------  -----------  -----------
April 27, 1999.........................................     $   25.88          29.2%    $   33.43
1 week prior (April 20, 1999)..........................     $   19.25          35.5%    $   26.08
4 weeks prior (March 30, 1999).........................     $   20.50          45.4%    $   29.81

                 CASH TRANSACTIONS WITH AN EQUITY VALUE BETWEEN
                         $200 MILLION AND $400 MILLION

                                                          CLOSING PRICE                  IMPLIED
PREMIUM BASED ON CLOSING                                       OF           AVERAGE     PRICE PER
PRICE OF COMMON STOCK ON:                                 COMMON STOCK      PREMIUM       SHARE
-------------------------------------------------------  ---------------  -----------  -----------
April 27, 1999.........................................     $   25.88          24.6%    $   32.25
1 week prior (April 20, 1999)..........................     $   19.25          28.5%    $   24.74
4 weeks prior (March 30, 1999).........................     $   20.50          37.0%    $   28.09

    The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Schroders considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Subject to the matters set forth in the Schroders opinion, the judgments made by Schroders as to its analyses and the factors considered by it caused Schroders to be of the opinion, as of the date of the Schroders opinion, that the Per Share Amount to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Schroders' analyses must be considered as a whole and considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Schroders opinion.

    In performing its analyses, Schroders made numerous assumptions with respect to the industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in Schroders' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those contained in such analyses. Estimated values do not purport to be appraisals or to reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty.

    Schroders, as part of investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    The extensive experience of Schroders' media investment banking group in providing corporate finance and advisory services to companies in the media industry was a significant factor in the Company's decision to select Schroders to be its financial advisor for the transaction.

    Pursuant to a letter agreement dated January 8, 1999, the Company has agreed to pay Schroders a fee of $200,000 (the "Fairness Opinion Fee") for the Schroders opinion and has agreed to pay, contingent upon consummation of the transaction, a cash transaction fee equal to $2,452,025. In addition, the Company has agreed to indemnify Schroders against certain expenses and liabilities in connection with its engagement. The Fairness Opinion Fee was not conditioned upon the conclusion reached by Schroders as to the fairness of the Per Share Amount, nor upon the ultimate consummation of the transaction.

REASONS FOR THE BOARD'S CONCLUSIONS

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

        (i) The Board's familiarity with, and information provided by the Company's management as to, the Company's business, financial condition, and results of operations, and the historical and current market prices for the Shares.

        (ii) The Company's current long-term objectives and future business prospects, the risks involved in achieving those objectives in current industry and market conditions, and the ongoing changes in the market research industry, including the trend toward globalization and the increasing use of electronic media, both of which would require significant capital outlays by the Company in order for it to remain competitive.

        (iii) The terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling the Company's stockholders to obtain cash for their Shares quickly.

        (iv) That the per Share price contemplated by the Merger Agreement, at $31.00, represented a significant premium over the Company's historical trading prices.

        (v) The process engaged by the Company's management and financial advisor, which included discussions with likely potential acquirors, and the view of the Board, based in part upon Schroders' presentation, regarding the likelihood of a superior offer arising and being consummated.

        (vi) Schroders' presentation and written opinion that, as of the date of the opinion and based upon and subject to certain matters stated therein, the $31.00 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to the stockholders of the Company, from a financial point of view. THE FULL TEXT OF THE SCHRODERS OPINION IS FILED AS EXHIBIT 99 (a)(6) TO THIS SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

        (vii) That the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted a proposal that constitutes a Superior Proposal, if the Board determines in good faith that taking such action is necessary under applicable law, and the Merger Agreement permits the Board to change its recommendation with respect to the Offer and to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties.

        (viii) The termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a termination fee of $9 million to Parent and reimburse Parent for its actual expenses incurred in connection with the transaction, up to $1.5 million, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer.

        (ix) The willingness of MFI Investors, L.P., the Company's largest stockholder, and the management directors to enter into the Option Agreement pursuant to which, among other things, each such party granted to Parent an option to purchase the Shares owned by them at a price of $31.00 per Share.

        (x) The likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including an undertaking to provide all necessary funds to purchase the Shares.

    The foregoing addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that the Company's stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Schroders to act as its exclusive financial advisor in connection with a possible transaction, which includes a sale pursuant to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated January 8, 1999, the Company is required to pay Schroders: (i) a retainer fee of $75,000, payable in cash in three monthly installments of $25,000, with the first month's installment payable in cash 30 days from the execution of the letter agreement, which amount will be credited against the transaction fee described below, (ii) a fee of $200,000 in cash upon the issuance and delivery of the Schroders opinion, and (iii) an additional transaction fee equal to 0.825% of the aggregate consideration involved in the transaction, payable in cash upon the closing of the transaction. In addition, the Company has agreed to indemnify Schroders against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf in connection with the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best of the Company's knowledge, except as set forth herein with respect to the Option Agreement and the Merger Agreement, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules and regulations, all of the Company's executive officers, directors, affiliates and subsidiaries who own Shares presently intend to tender such shares to Purchaser pursuant to the Offer, except as provided in the Option Agreement. See Item 3--Option and Voting Agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

    (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless, among other possible exceptions, prior to the time such stockholder became an interested stockholder the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between the corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

    At its meeting on April 28, 1999, the Company's Board of Directors approved the Offer and the Merger Agreement and the transactions contemplated thereby, including the Merger and the Option Agreement for purposes of Section 203.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99       Form of Offer to Purchase, dated May 4, 1999 (incorporated by reference to
(a)(1)           Exhibit (a)(1) to Parent and Purchaser's Tender Offer Statement on Schedule
                 14D-1 dated May 4, 1999 (the "Schedule 14D-1").

Exhibit 99       Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
(a)(2)           Schedule 14D-1).

Exhibit 99       Summary Advertisement as published on May 4, 1999 (incorporated by
(a)(3)           reference to Exhibit (a)(7) to the Schedule 14D-1).

Exhibit 99       Press Release of Parent dated April 30, 1999 (incorporated by reference to
(a)(4)           Exhibit (a)(8) to the Schedule 14D-1).

Exhibit 99       Press Release of the Company and Parent dated April 30, 1999 (incorporated
(a)(5)           by reference to Exhibit (a)(9) to the Schedule 14D-1).

Exhibit 99       Opinion of Schroder & Co. Inc. dated April 28, 1999 and affirmed April 29,
(a)(6)           1999.*

Exhibit 99       Letter to Stockholders of the Company dated May 7, 1999 from Verne B.
(a)(7)           Churchill and Thomas H. Payne.*

Exhibit 99       Agreement and Plan of Merger, dated as of April 29, 1999 by and among
(c)(1)           Parent, Purchaser and the Company (incorporated by reference to Exhibit
                 (c)(1) to the Schedule 14D-1).

Exhibit 99       Option and Voting Agreement, dated as of April 29, 1999 between Parent and
(c)(2)           Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne,
                 Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI
                 Investors, L.P. (incorporated by reference to Exhibit (c)(2) to the
                 Schedule 14D-1).

Exhibit 99       Second Amendment to Rights Agreement dated as of April 29, 1999 between the
(c)(3)           Company and First Chicago Trust Company of New York.

------------------------

*Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MARKET FACTS, INC.

                                By:  /s/ THOMAS H. PAYNE
                                     -----------------------------------------
                                     Thomas H. Payne
                                     Chief Executive Officer

Dated: May 6, 1999

                                                                         ANNEX A

                               MARKET FACTS, INC.

                           3040 WEST SALT CREEK LANE
                       ARLINGTON HEIGHTS, ILLINOIS 60005

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about May 7, 1999 as part of the Solicitation/ Recommendation on Schedule 14D-9 (the "Schedule 14D-9") of Market Facts, Inc., a Delaware corporation (the "Company"), with respect to the offer by Aegis Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of the Company, at a purchase price of $31.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to a majority of the seats on the Board of Directors of the Company. The Agreement and Plan of Merger dated as of April 29, 1999 (the "Merger Agreement") by and among the Company, Parent and Purchaser provides that the Company will take all action necessary to cause the Parent Designees (as defined below) to be designated to the Company's Board of Directors upon the conditions stated in the Merger Agreement.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the possible election of the Parent Designees to the Board of Directors of the Company. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9 to which this Annex A is attached.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 4, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 1, 1999, unless the Offer is extended.

    The information contained in this Information Statement concerning Purchaser, Parent and the Parent Designees has been furnished to the Company by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information or for the failure by Purchaser or Parent to disclose events which may have occurred or may affect the significance or accuracy of any such information.

                                    GENERAL

    On April 29, 1999, the Company had outstanding voting securities consisting of 8,944,701 shares of Common Stock and 100 shares of Series B Preferred Stock ("Series B Stock"). The Series B Stock and 22.78% of the outstanding Common Stock are held by MFI Investors L.P., a Delaware limited partnership (the "Partnership"). Holders of Common Stock are entitled to one vote per share. The Partnership, as the holder of the Series B Stock, is entitled to elect three directors, subject to decrease as its percentage ownership of Common Stock decreases. See "Certain Transactions--Investment Agreement; Rights of Series B Stock."

    The Board of Directors currently consists of ten members. The Board of Directors is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his death, resignation or removal.

                          OPTION AND VOTING AGREEMENT

    Simultaneously with entering into the Merger Agreement, the Partnership and certain of its affiliates and certain senior executives of the Company (the "Selling Stockholders"), entered into an Option and Voting Agreement, dated as of April 29, 1999, with Parent (the "Option Agreement"). Pursuant to the Option Agreement, the Selling Stockholders have agreed, among other things, (i) to sell to Parent or its permitted assign 2,760,484 Shares (30.07% of the Shares, on a fully diluted basis, after giving effect to the exercise of vested employee stock options) at a price of $31.00 per Share, (ii) not to tender such Shares into the Offer without Parent's consent, and (iii) to vote such Shares and the Series B Stock in favor of the Merger, in each case upon the terms and subject to the conditions and limitations set forth in the Option Agreement.

               RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser pursuant to the Offer and the Option Agreement of Shares which represent at least a majority of the outstanding Shares on a fully diluted basis, and from time to time thereafter, Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Company's Board of Directors as will give Purchaser representation on the Board of Directors (including any directors designated by Parent then serving on the Board of Directors) equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares so accepted for payment and paid for by the Purchaser, bears to the number of Shares outstanding, and the Company shall, at such time, cause the Parent Designees to be so appointed.

    Notwithstanding the foregoing, until the consummation of the Merger, the Board of Directors of the Company shall have at least two directors who were directors on the date the Merger Agreement was executed who are not employees of the Company and are not Parent Designees (the "Independent Directors"). The affirmative vote of a majority of the Independent Directors shall be required to
(i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Purchaser's obligations under the Merger Agreement, or (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors.

    No action is required by the stockholders of the Company in connection with the election of the Parent Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    It is expected that the Parent Designees will assume office following the purchase by the Parent of a majority of the Shares pursuant to the Offer and the Option Agreement, which purchase cannot be earlier than June 1, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

                                PARENT DESIGNEES

    As of the date of this Information Statement, Parent has not determined the identity of the Parent Designees. However, the Parent Designees shall be selected from the officers and employees of Parent and Purchaser listed below, or from the directors and executive officers of Parent or Purchaser. Additional information regarding the directors and executive officers of Parent and Purchaser is contained in Schedule I to the Offer to Purchaser, which is incorporated herein by reference.

                                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND ADDRESS                           AGE                               FOR LAST FIVE YEARS
--------------------------------------     ---     -----------------------------------------------------------------------
Crispin Davis ........................         50  Director, Chief Executive Officer of Aegis Group plc since September 1,
11A West Halkin Street                             1994; prior thereto, Group Managing Director of United Distillers since
London, SW1X 8JL, England                          1992.

Colin Day ............................         44  Group Finance Director of Aegis Group plc since February, 1995; Finance
11A West Halkin Street                             Director of ABB Instrumentation Group prior to February 1995;
London, SW1X 8JL, England                          Non-Executive Director of Bell Security Limited from January 1999;
                                                   Former Non-Executive Director of Vero plc.

Eleonore Sauerwein ...................         40  Group Legal Director of Aegis/Carat Group since 1993.
4, Place de Saverne Courbevoie
92971-Paris-La Defense, France

David Verklin ........................         43  Chief Executive Officer of Carat North America since April 1998; prior
3 Park Avenue                                      thereto, Executive Vice President and Managing Director of Hal Riney &
New York, New York 10016                           Partners since 1993.

Pat Doble ............................         55  Group Marketing Director of Aegis Group plc since 1995; prior thereto,
11A West Halkin Street                             Marketing Director of United Distillers.
London, SW1X 8JL, England

Stig Karlsen .........................         52  Chief Operating Officer of MMA/Carat Inc. since April 1998; prior
15 River Road                                      thereto, Chief Executive Officer of Carat North America since 1996; and
Wilton, Connecticut 06897                          prior thereto, Managing Director of Carat Denmark since 1992.

    Parent has informed the Company that each of the persons from among whom the Parent Designees will be selected has consented to act as a director of the Company.

    None of the Parent Designees or their associates (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Company, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

              SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS

    The following table sets forth all persons known by the Company to be beneficial owners of more than five percent of the Company's Common Stock and Series B Stock outstanding as of April 29, 1999:

                                                                         NUMBER OF CLASS OF SHARES AND
NAME AND ADDRESS                                                             NATURE OF BENEFICIAL         PERCENT
OF BENEFICIAL OWNER                                                              OWNERSHIP(1)            OF CLASS
----------------------------------------------------------------------  -------------------------------  ---------
Ned L. Sherwood ......................................................     2,042,732(2) Common Stock        22.82%
MFI Investors L.P.                                                           100(2) Series B Stock            100%
54 Morris Lane
Scarsdale, New York 10583

CG Trust Company(3) ..................................................       778,502 Common Stock            8.70%
525 West Monroe Street
Chicago, Illinois 60661

AMVESCAP PLC(4) ......................................................       556,400 Common Stock            6.23%
11 Devonshire Square
London, EM2M 4YR, England

March & McLennan Companies, Inc.(5) ..................................       465,100 Common Stock            5.20%
1166 Avenue of the Americas
New York, New York 10036

------------------------

(1) The nature of beneficial ownership of securities is direct, and arises from sole voting and investment power, unless otherwise indicated by footnote.

(2) Shares are held of record by MFI Investors L.P., a Delaware limited partnership (the "Partnership"), of which MFI Associates, Inc., a Delaware corporation, is the general partner (the "General Partner"). The General Partner has the sole voting and dispositive power over the Common Stock and Series B Stock held by the Partnership, and Mr. Sherwood has voting control over 52.6% of the outstanding voting securities of the General Partner. He may therefore be deemed to beneficially own all of such shares. Pursuant to the terms of the Series B Stock, the Partnership has the right to elect three directors. Additional information regarding the Partnership, the General Partner and the Series B Stock is included under "Certain Transactions--Investment Agreement; Rights of Series B Stock." Also includes 5,400 shares subject to options exercisable by Mr. Sherwood within 60 days.

(3) CG Trust Company is a unit of Connecticut General Life Insurance Company, Hartford, CT, and is the Trustee of the Market Facts, Inc. Profit Sharing and Retirement Plan ("Profit Sharing Plan") and the Market Facts, Inc. Employee Stock Ownership Plan ("ESOP"). As of April 29, 1999, the Market Facts Stock Fund of the Profit Sharing Plan held 402,264 shares of Common Stock for the benefit of Company employees and the ESOP held 376,238 shares.

(4) Based solely on a Schedule 13G filed with the Commission on February 11, 1999 reflecting ownership as of December 31, 1998. Represents 556,400 shares beneficially owned by AMVESCAP PLC. AMVESCAP PLC and five of its subsidiaries (AVZ, Inc., AIM Management Group Inc., AMVESCAP Group Services, Inc., INVESCO, Inc. and INVESCO North American Holdings, Inc.) have shared voting and shared dispositive power with respect to the 556,400 shares of Common Stock. Such shares are held by the AMVESCAP PLC subsidiaries on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from such shares or the proceeds from the sale of such shares. The interest of any such persons does not exceed 5% of the outstanding shares of Common Stock.

(5) Based solely on a Schedule 13G filed with the Commission on February 5, 1999 reflecting ownership as of December 31, 1998. According to the Schedule 13G, Marsh & McLennan Companies, Inc.'s wholly owned subsidiary Putnam Investments, Inc. wholly owns two registered investment advisers:

    (i) Putnam Investment Management, Inc. ("PIM"), which is the investment adviser to the Putnam family of mutual funds; and (ii) The Putnam Advisory Company, Inc. ("PAC"), which is the investment adviser to Putnam's institutional clients. PIM has shared dispositive power over 149,900 shares. Each of PIM's mutual fund client's trustees has voting power over the shares held by each fund. PAC has shared dispositive power over 315,200 shares, and shares voting power over 263,200 of such shares with its institutional clients.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of April 29, 1999 by (i) each of the Company's directors and executive officers, and (ii) all directors and executive officers of the Company as a group.

                                                                                  NUMBER AND NATURE OF
                                                                                       BENEFICIAL         PERCENT
NAME OF BENEFICIAL OWNER                                                              OWNERSHIP(1)       OF CLASS
-------------------------------------------------------------------------------  ----------------------  ---------
William W. Boyd................................................................              12,600(2)       0.14%

Verne B. Churchill.............................................................              64,201(3)       0.72%

Lawrence W. Labash.............................................................             118,181(4)       1.32%

Jeffery A. Oyster..............................................................               4,800(5)       0.05%

Thomas H. Payne................................................................             144,497(6)       1.61%

Karen E. Predow................................................................               5,400(7)       0.06%

Sanford M. Schwartz............................................................             251,797(8)       2.81%

Ned L. Sherwood................................................................           2,042,732(9)      22.82%

Timothy J. Sullivan............................................................             134,391(10)      1.50%

Jack R. Wentworth..............................................................               6,200(11)      0.07%

All directors and executive officers as a group (10 people)....................           2,784,799(12)     30.79%

------------------------

(1) The nature of beneficial ownership of securities is direct, and arises from sole voting and investment power, unless otherwise indicated by footnote.

(2) Includes 5,400 shares subject to options exercisable within 60 days; the remaining shares are held in the William W. Boyd Insurance Trust and Janet
    S. Boyd Insurance Trust.

(3) Includes 262 shares allocated to Mr. Churchill under the ESOP; 627 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; 9,400 shares subject to options exercisable within 60 days; and 53,912 shares held in the Churchill Family Trust.

(4) Includes 11,200 shares with respect to which voting and investment powers are shared; 5,850 shares allocated to Mr. Labash under the ESOP; 41,755 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 13,000 shares subject to options exercisable within 60 days.

(5) Includes 600 shares held by Mr. Oyster's wife as to which Mr. Oyster disclaims beneficial ownership and 4,200 shares subject to options exercisable by Mr. Oyster within 60 days. Does not include 2,037,332 shares of Common Stock (the "MFI Shares") held of record by MFI Investors, L.P., a Delaware limited partnership (the "Partnership"), of which MFI Associates, Inc., a Delaware corporation, is the general partner (the "General Partner"). The General Partner has the sole voting and dispositive power over the MFI Shares. Mr. Oyster holds 9.9% of the Class A Common Stock of the General Partner; however, he has granted to Mr. Ned Sherwood an irrevocable proxy to vote one-half of his shares, which together with proxies delivered by the other shareholders of the General Partner, gives Mr. Sherwood voting control over 52.6% of the Class A Common Stock of the General Partner. Therefore, Mr. Sherwood possesses voting control over all of the MFI Shares owned by the Partnership.

(6) Includes 10,373 shares allocated to Mr. Payne under the ESOP; 24,896 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 26,000 shares subject to options exercisable within 60 days.

(7) Represents 5,400 shares subject to options exercisable within 60 days.

(8) Includes 221,400 shares which are subject to the terms of a Restricted Stock Award. There were 400,000 shares awarded, which vest 10% each year over a ten-year period that commenced January 5, 1993. As of April 29, 1999, 280,000 of such shares had vested. Upon the termination of Dr. Schwartz's employment with the Company, any unvested shares will be forfeited and returned to the Company. In the event of a change in control or merger of the Company, all shares of the Restricted Stock which have not yet vested will become fully vested on the effective date of such change in control or merger. Also includes 2,234 shares allocated to Dr. Schwartz under the ESOP; 7,563 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; 13,000 shares subject to options exercisable within 60 days; and 7,600 shares held in trust for the benefit of his children.

(9) The shares beneficially owned by Mr. Sherwood include 2,037,332 shares held of record by the Partnership and 5,400 shares subject to options exercisable by Mr. Sherwood within 60 days. The Partnership also holds 100 shares of Series B Stock. The General Partner has the sole voting and dispositive power over the Common Stock and Series B Stock held by the Partnership, and Mr. Sherwood has voting control over 52.6% of the outstanding voting securities of the General Partner. He may therefore be deemed to beneficially own all of such shares. See also note (5) above.

(10) Includes 3,200 shares allocated to Mr. Sullivan under the ESOP; 16,791 shares held for his benefit in the Market Facts Stock Fund of the Profit Sharing Plan; and 11,400 shares subject to options exercisable within 60 days.

(11) Includes 5,400 shares subject to options exercisable within 60 days.

(12) Includes 11,200 shares with respect to which voting and investment powers are shared; 21,919 shares allocated to executive officers under the ESOP; 91,562 shares held for the benefit of executive officers in the Market Facts Stock Fund of the Profit Sharing Plan; and 98,600 shares subject to options exercisable within 60 days. Also includes 2,037,332 shares of Common Stock held of record by the Partnership.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth certain information with respect to the current directors and executive officers of the Company.

                                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                           AGE                         FOR LAST FIVE YEARS                          DIRECTOR SINCE
--------------------------     ---     ------------------------------------------------------------  --------------------

William W. Boyd...........     72      Chairman of the Board of Sterling Plumbing Group, Inc.,       January 24, 1994
                                       Rolling Meadows, Illinois. Mr. Boyd is a trustee of the
                                       Stein, Roe and Farnham Mutual Funds. Mr. Boyd is also a
                                       trustee of Elmhurst College, as well as a director of
                                       CumminsBAllison Corp. and Kohler Company.

Verne B. Churchill........     66      Chairman of the Board of Directors of the Company since       March 13, 1967
                                       1996; prior thereto, Chairman and Chief Executive Officer of the Company.

Lawrence W. Labash........     51      Executive Vice President of the Company since October 1998;   January 24, 1994
                                       prior thereto, Senior Vice President of the Company.

Jeffery A. Oyster.........     33      Since 1995, a partner of ZS Fund L.P., a New York-based       August 5, 1997
                                       investment partnership which provides financial advisory
                                       services to the Company; and since 1996, an officer and
                                       director of MFI Associates, Inc., a financial advisory
                                       services firm(2); prior thereto, Vice President of Davenport
                                       Management, Inc., a Connecticut-based private equity
                                       partnership.

Thomas H. Payne...........     53      President and Chief Executive Officer of the Company since    December 7, 1982
                                       1996; prior thereto, President and Chief Operating Officer of the Company.

Karen E. Predow...........     50      Division Manager, Customer Sciences Division of AT&T,         February 3, 1993
                                       Basking Ridge, New Jersey since 1994; prior thereto, Vice
                                       President of The Chase Manhattan Bank, N.A., New York, New
                                       York.

Sanford M. Schwartz.......     47      Executive Vice President of the Company.                      October 28, 1992

Ned L. Sherwood...........     49      Managing partner of ZS Fund L.P., a New York-based            June 6, 1996
                                       investment partnership of which Zaleski, Sherwood & Co.,
                                       Inc., (a private investment firm of which Mr. Sherwood has been president since 1985) is the general partner and which provided financial advisory services to the Company; also
                                       since 1996 an officer and director of MFI Associates, Inc., a financial advisory services firm. Mr. Sherwood is also a director of Sun Television Appliances, Inc., Kaye Group,
                                       Inc., and Mazel Stores, Inc.(1)

                                                    PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                           AGE                         FOR LAST FIVE YEARS                          DIRECTOR SINCE
--------------------------     ---     ------------------------------------------------------------  --------------------
Timothy J. Sullivan.......     45      Chief Financial Officer of the Company since 1997 and Senior  August 21, 1997
                                       Vice President of the Company since 1996; prior thereto,
                                       Vice President of the Company. Mr. Sullivan is also
                                       Treasurer and Assistant Secretary of the Company.

Jack R. Wentworth.........     70      Arthur M. Weimer Professor Emeritus of Business               April 17, 1988
                                       Administration and former Dean, Graduate School of Business,
                                       Indiana University, Bloomington, Indiana. Dr. Wentworth is
                                       also a director of Kimball International, Inc. and Lone Star
                                       Industries, Inc.

------------------------

(1) Additional information regarding ZS Fund L.P., MFI Associates, Inc. and Mr. Sherwood's election to the Board of Directors is included under "Certain Transactions--Investment Agreement; Rights of Series B Stock" and "Certain Transactions--Financial Advisory Agreements."

(2) Additional information regarding ZS Fund L.P., MFI Associates, Inc. and Mr. Oyster's election to the Board of Directors is included under "Certain Transactions--Investment Agreement; Rights of Series B Stock" and "Certain Transactions--Financial Advisory Agreements."

                        REMUNERATION OF NAMED EXECUTIVES

    The Summary Compensation Table which follows includes, for each of the fiscal years ended December 31, 1998, 1997 and 1996, individual compensation for services to the Company and its subsidiaries paid to: (i) the Chief Executive Officer, and (ii) the four other executive officers of the Company (together, the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     -------------
                                                ANNUAL COMPENSATION                   SECURITIES
                                ---------------------------------------------------   UNDERLYING
                                                                     OTHER ANNUAL       OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR       SALARY      BONUS     COMPENSATION(1)    (SHARES)(2)    COMPENSATION(3)
------------------------------  ---------  ----------  ----------  ----------------  -------------  -----------------
Thomas H. Payne ..............       1998  $  232,803  $  400,000         --              10,000        $   9,417
President, Chief Executive           1997    $218,880    $300,000         --              20,000           $9,136
Officer and Director                 1996    $190,734    $200,000         --              40,000           $6,509

                                     1998  $  195,180  $   --             --               3,000        $   9,417
Verne B. Churchill ...........       1997    $223,860   $150,000          --              10,000           $9,136
Chairman of the Board                1996    $216,400   $150,000          --              12,000           $6,509

Lawrence W. Labash ...........       1998  $  170,323  $  150,000         --              13,000        $   9,417
Executive Vice President             1997    $162,300    $105,000         --              10,000           $9,094
and Director                         1996    $147,000     $85,000         --              20,000           $6,509

Sanford M. Schwartz ..........       1998  $  218,117  $   75,000         --               5,000        $   9,417
Executive Vice President             1997    $210,766     $50,000         --              10,000           $9,136
and Director                         1996    $200,236     $35,000         --              20,000           $6,509

Timothy J. Sullivan ..........       1998  $  175,243  $   90,000         --               5,000        $   9,417
Chief Financial Officer,             1997    $159,580     $60,000         --               6,000           $9,136
Senior Vice President                1996    $140,435     $30,000         --              20,000           $6,509
and Director

------------------------

(1) The total amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for any of the Named Executives for any year shown.

(2) The options granted in 1998, 1997 and 1996 were granted pursuant to the Company's 1996 Stock Plan.

(3) These amounts represent, for each of the Named Executives, amounts contributed for their accounts pursuant to the Profit Sharing Plan and the ESOP. Pursuant to the Profit Sharing Plan, the amounts credited to the Named Executives in 1998, 1997 and 1996, respectively, were as follows: Mr. Payne, $7,756, $8,135 and $5,786; Mr. Churchill, $7,756, $8,135 and $5,786; Mr.
    Labash, $7,756, $8,093 and $5,786; Dr. Schwartz, $7,756, $8,135 and $5,786;
    and Mr. Sullivan, $7,756, $8,135 and $5,786.
    Pursuant to the ESOP, the amounts credited to the accounts of the Named Executives in 1998, 1997 and 1996, respectively, were as follows: Mr. Payne, $1,661, $1,001 and $723; Mr. Churchill, $1,661, $1,001 and $723; Mr. Labash,
    $1,661, $1,001 and $723; Dr. Schwartz, $1,661, $1,001 and $723; and Mr.
    Sullivan, $1,661, $1,001 and $723.

STOCK OPTIONS
  OPTION GRANTS IN LAST FISCAL YEAR

    Shown below is information with respect to grants of nonqualified stock options during the fiscal year ended December 31, 1998, to the Named Executives which are reflected in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                              POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                             ANNUAL RATES OF STOCK PRICE APPRECIATION
                                    INDIVIDUAL GRANTS(1)                                 FOR OPTION TERM
                      -------------------------------------------------  ------------------------------------------------
                      NUMBER OF    % OF TOTAL
                      SECURITIES    OPTIONS                                        5%                       10%
                      UNDERLYING   GRANTED TO                            -----------------------  -----------------------
                       OPTIONS    EMPLOYEES IN   EXERCISE    EXPIRATION     STOCK       DOLLAR       STOCK       DOLLAR
NAME                   GRANTED      1998(2)        PRICE        DATE      PRICE(4)      GAINS      PRICE(4)      GAINS
--------------------  ----------  ------------  -----------  ----------  -----------  ----------  -----------  ----------
Payne...............      10,000         6.96%   $   15.94      1/21/08   $   25.96   $  100,200   $   41.34   $  254,000

Churchill...........       3,000         2.09%   $   15.94      1/21/08   $   25.96   $   30,060   $   41.34   $   76,200

Labash..............       5,000         3.48%   $   15.94      1/21/08   $   25.96   $   50,100   $   41.34   $  127,000

                           8,000         5.57%   $   25.13     10/27/08   $   40.93   $  126,400   $   65.18   $  320,400

Schwartz............       5,000         3.48%   $   15.94      1/21/08   $   25.96   $   50,100   $   41.34   $  127,000

Sullivan............       5,000         3.48%   $   15.94      1/21/08   $   25.96   $   50,100   $   41.34   $  127,000

------------------------

(1) These Nonqualified Stock Options ("NSOs") were granted pursuant to the Company's 1996 Stock Plan (the "1996 Plan") and may not be exercised until they vest. These NSOs vest 20% after 1 year, 40% after 2 years, 60% after 3 years, 80% after 4 years and 100% after 5 years, provided that on death, retirement, permanent disability or a change of control, these NSOs may become fully vested at the discretion of the Plan Committee.

(2) Based on 143,750 options granted to all employees.

(3) Based on the average closing sale price of the Common Stock of the Company reported by Nasdaq as of the close of business on the three most recent trading days including the date of grant.

(4) The share price represents the price of the Common Stock if the assumed annual rates of stock price appreciation are achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

    Shown below is information with respect to options exercised by the Named Executives during 1998 and unexercised options held by the Named Executives at December 31, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                             NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                               SHARES            VALUE      UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS
                                              ACQUIRED         REALIZED       OPTIONS AT 12/31/98          AT 12/31/98
NAME                                         ON EXERCISE          ($)       EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----------------------------------------  -----------------  -------------  -----------------------  -----------------------
Payne...................................              0        $       0          20,000/50,000       $    398,180/$829,120

Churchill...............................              0        $       0           6,800/18,200       $    129,954/$290,736

Labash..................................              0        $       0          10,000/33,000       $    199,090/$421,520

Schwartz................................              0        $       0          10,000/25,000       $    199,090/$414,560

Sullivan................................              0        $       0           9,200/21,800       $    188,590/$372,560

                             EMPLOYMENT AGREEMENTS

    In October 1996, Messrs. Payne, Sullivan and Labash entered into Employment Agreements with the Company (the "1996 Agreements"). The 1996 Agreements commenced on October 28, 1996 and continue until terminated in accordance with their provisions. The 1996 Agreements provide for an initial base annual salary, and may be terminated by the Company without cause at any time, or by the officer upon sixty days written notice. The Company furnishes life insurance coverage to the officers pursuant to the 1996 Agreements in an amount equal to one year's salary and bonus, and if a 1996 Agreement is terminated by the Company without cause, the officer shall be entitled to receive his base salary through the first anniversary of the date of the Company's notice of termination.

    In October 1997, Dr. Schwartz entered into an Employment Agreement with the Company. The Agreement commenced on October 1, 1997 and continues until terminated in accordance with its provisions. The Agreement carries terms substantially identical to the 1996 Agreements.

    Each of the above Agreements provides that employment terminates upon the officer's death, and may be terminated by the Company for cause, upon the officer's disability, or by mutual agreement. In addition, such Agreements provide that the initial salaries thereunder may be adjusted upward to conform to alterations in the Company's compensation policy for officers. They also provide for reimbursement of expenses, the right to participate in the Company's benefit programs and eligibility for an annual bonus consistent with the provisions and goals set by the Board of Directors for each bonus year. Such Agreements contain confidentiality and noncompete restrictions during the term of employment and for a period of one year thereafter.

                              CERTAIN TRANSACTIONS

INVESTMENT AGREEMENT; RIGHTS OF SERIES B STOCK

    In June 1996, the Company entered into an Investment Agreement (the "Investment Agreement") among MFI Investors L.P. (the "Partnership"), MFI Associates, Inc., the sole general partner of the Partnership (the "General Partner") and the Company, whereby the Partnership acquired an ownership interest in the Company's Common Stock and 100 shares of Series B Stock.

    Mr. Ned L. Sherwood, a director of the Company, is an officer and director of the General Partner and has an interest as a limited partner of the Partnership. Mr. Jeffery A. Oyster, also a director of the Company, is also an officer and director of the General Partner. Mr. Sherwood and Mr. Oyster are two of the five voting stockholders of the General Partner.

    The Series B Stock entitles the Partnership to elect three directors (the "Series B Directors"), subject to decrease to two directors if its Common Stock ownership is below 20%, one director if its Common Stock ownership is below 10%, and no directors if its Common Stock ownership is less than 5%. Presently, the Partnership has the right to elect one director in the class of directors elected at the 1999 Annual Meeting (the "1999 Class"), and two directors in the class elected at the 1998 Annual Meeting (the "1998 Class"). Mr. Oyster is presently serving as a director in the 1998 Class and Mr. Sherwood is presently serving as a director in the 1999 Class. The Partnership may exercise its right to elect another director in the 1998 Class at any time. Such director may not be a stockholder, partner, director, officer or employee of the Partnership or the General Partner, and may not be an employee or former employee of the Company. Any vacancy in a Series B Directorship may be filled only with a nominee of the remaining Series B Directors or the Partnership as the holder of the outstanding shares of Series B Stock.

    As long as the Partnership beneficially owns in excess of 15% of the Common Stock, it shall have the right to have at least one Series B Director on the Audit and Compensation Committees of the Board, and as long as any shares of Series B Stock are outstanding, the Company may not increase its board of directors to consist of more than 11 directors. Except as required by law, the Series B Stock has no other voting rights.

    Upon the sale of the Partnership's shares of Common Stock pursuant to the Option Agreement, the Partnership's right to elect the Series B Directors and right to have a Series B Director on the Audit and Compensation Committees of the Board of Directors shall terminate.

    With respect to the election or removal of directors (other than those elected by the Partnership as holder of the Series B Stock), the Investment Agreement provides that the Common Stock held by the Partnership is to be voted proportionally in accordance with the vote of the Company's public stockholders (defined as stockholders other than the Partnership and certain executive officers of the Company).

    With respect to other matters submitted to a vote of Company stockholders, the Partnership may vote 19.9% of the total combined voting power of all voting securities of the Company then outstanding according to its own discretion, and shall vote proportionally in accordance with the votes cast by the Company's public stockholders any of its shares in excess of 19.9%; provided that, with the Company's consent, the Partnership granted a proxy to Parent pursuant to the Option Agreement in connection with actions related to the Merger Agreement. See
Item 3--Option and Voting Agreement.

FINANCIAL ADVISORY AGREEMENTS

    In connection with the Investment Agreement, the Company and ZS Fund L.P. entered into a Financial Advisory Agreement (the "1996 Advisory Agreement"), whereby ZS Fund L.P. made available to the Company certain financial advisory services. The 1996 Advisory Agreement was scheduled to terminate upon the earliest to occur of June 6, 2001; the first date that the Partnership owned less than 5% of the outstanding Shares; or a change of control of the Partnership. Pursuant to a Termination Agreement, the Company and ZS Fund L.P. mutually agreed to terminate the 1996 Advisory Agreement as of December 31, 1997. Subsequently, the Company and ZS Fund L.P. entered into a Financial Advisory Agreement dated as of January 1, 1998 in connection with the Company's acquisition of Strategy Research Corporation and Tandem Research Associates, Inc. In August 1998, the Company and ZS Fund L.P. entered into another Financial Advisory Agreement in connection with the Company's acquisition of Product Intelligence, Inc. ZS Fund L.P. is a New York based investment partnership. Ned
L. Sherwood and Jeffery A. Oyster are partners in ZS Fund L.P. and are also directors of the Company. Pursuant to the Financial Advisory Agreements entered into during 1998, the Company paid ZS Fund L.P. $429,166.67 in the aggregate. Under the terms of the Financial Advisory Agreements, the Company is also obligated to indemnify ZS Fund L.P. against any liabilities it may incur in connection with its services under the Financial Advisory Agreements.

EMPLOYEE LOANS

    The Company provides loans to certain of its executive officers in the form of promissory notes and demand notes for the purpose of exercising stock options, purchasing stock of the Company and paying withholding taxes on the vesting of restricted stock. These loans bear interest at various rates ranging from 7.75% to 9.00%. The largest aggregate amount of the above indebtedness outstanding for any executive officer which exceeded $60,000 from January 1, 1998 to the date of this Proxy Statement were as follows: Mr. Payne, $100,377; Mr. Churchill, $64,969; Dr. Schwartz, $165,000; and Mr. Sullivan, $123,912. The outstanding principal balances of these loans as of April 27, 1999 are as follows: Mr. Payne, $83,500; Mr. Churchill, $0; Dr. Schwartz $0; and Mr. Sullivan, $117,116. Mr. Sullivan's loans include a promissory note issued April 1, 1994 in the amount of $40,500 that provides for repayment of principal equally over ten years beginning in 1995; provided, however, that principal payments are forgiven every two years if he remains employed by the Company on the payment due date commencing with the payment due in 1996.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

    At the Compensation Committee's request, Mr. Payne recommended 1998 bonuses for Messrs. Churchill, Schwartz, Sullivan and Labash, and he conferred with the Committee regarding these recommendations.

                      BOARD COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Committee"), throughout 1998 and subsequently, has been composed of three non-executive directors: Jack R. Wentworth, Chairman, Karen E. Predow and Ned L. Sherwood.

    The Committee is primarily responsible for establishing the compensation benefits for each of the Named Executives. In addition, the Committee constitutes the "Plan Committee" responsible for the administration of the 1996 Stock Plan. Accordingly, the Committee has the responsibility of selecting individuals to receive awards under the 1996 Stock Plan, and determining the amount of such awards.

    The key components of the compensation program for the Named Executives in 1998 were base salary, annual bonus and long-term incentives in the form of stock options.

    On September 29, 1998, the Committee reviewed the salaries of the Named Executives and approved the following increases: Thomas H. Payne from $225,160 to $250,000; Lawrence W. Labash from $163,800 to $185,000; Dr. Sanford M. Schwartz from $212,836 to $230,000; and Timothy J. Sullivan from $171,600 to $185,000. These increases were effective as of August 29, 1998.

    These increases were made due to the increased responsibilities of each of the individuals awarded an increase. Mr. Sullivan has assumed during the year the responsibilities of Chief Financial Officer; Mr. Labash has assumed responsibility for approximately 65% of the business of the Company excluding recent acquisitions; Dr. Schwartz, though relinquishing his management of the New York business, has assumed responsibility for the merger and acquisition work of the Company along with the businesses acquired and the Company's Canadian business. No salary adjustment was made for Mr. Churchill because of his reduced time commitments to the Company.

    In February 1999, at the Committee's request, Mr. Payne, Chief Executive Officer, made bonus and stock option recommendations to acknowledge the 1998 accomplishments of Messrs. Churchill, Labash, Schwartz and Sullivan, and he conferred with the Committee regarding the rationale for these recommendations. Thereafter, the Committee independently determined bonuses and stock option awards for 1998 for the Named Executives. The Committee awarded nonqualified stock options ("NSOs") in the amount of 3,000 shares to Mr. Churchill; to Mr. Payne a bonus of $400,000 and NSOs for 12,000 shares; to Mr. Labash a bonus of $150,000 and NSOs of 6,000 shares; to Dr. Schwartz a bonus of $75,000 and NSOs for 6,000 shares; and to Mr. Sullivan a bonus of $90,000 and NSOs of 6,000 shares.

    The exercise price of the NSOs for each of these Named Executives is $24.44, based on the average closing sale price of the Common Stock of the Company reported by NASDAQ as of the close of business on the three most recent trading days including the date of grant. The NSOs vest in 20% increments over five years. These option grants to each of the Named Executives were based on the continued improved financial results of the Company in 1998 and recommendations from senior management. The NSOs awarded to Mr. Payne were determined solely by the Committee.

    The Committee determined that increasing Mr. Payne's bonus award from $300,000 for 1997 to $400,000 for 1998 and the option award were appropriate considering the increases in revenues and earnings for the Company from 1997 to 1998, and the excellent manner in which Mr. Payne led the Company.

    Though Mr. Churchill continued to perform in an excellent fashion as Chairman of the Board, in light of his part-time status with the Company, the Committee was of the view that omitting a bonus was appropriate at this time but that a stock option award of 3,000 shares, similar to the non-employee Directors, was appropriate.

    The Committee viewed Mr. Labash's contribution as Executive Vice President with significant oversight responsibility of the Client Service Units as having been of material importance to the Company's core growth during the last fiscal year, and accordingly, Mr. Labash was deserving of the increase in bonus and stock award indicated.

    When Dr. Schwartz joined the Company in July 1992, he was awarded 400,000 shares of Common Stock, subject to a ten-year vesting schedule. The shares vest at the rate of 10% each year, commencing January 5, 1993 and ending January 5, 2002. Prior to vesting, the shares are subject to restrictions on transfer and forfeiture, if Dr. Schwartz's employment with the Company should terminate. As of December 31, 1998, Dr. Schwartz held 261,400 of the 400,000 shares awarded, of which 120,000 are still subject to forfeiture. Such 261,400 shares have an aggregate value of $6,796,400, based on the closing price of the shares on December 31, 1998. There was no agreed bonus or formula for a bonus in light of the incentive nature of the restricted stock award. However, the Committee viewed the bonus and stock award of Dr. Schwartz as appropriate in light of his achievements particularly in the merger and acquisition activities on behalf of the Company.

    The Committee viewed the bonus and stock option award to Mr. Sullivan as appropriate in light of his success this year as Chief Financial Officer in maintaining effective cost controls while the Company was experiencing rapid expansion and acquisition activity.

    Effective January 1, 1994, the allowable deduction for federal income tax purposes of compensation paid by the Company to the Named Executives is $1,000,000 per executive per year. This limitation does not apply to compensation that is based upon the attainment of performance goals or paid pursuant to a written contract that was in effect on February 17, 1993.

    Except as otherwise described above, the Committee's determinations regarding 1998 compensation were not subject to specific criteria but were based upon more general criteria as the Committee in its discretion considered to be relevant, including the Committee's perception of the individual's performance and the overall financial and earnings performance of the Company.

Jack R. Wentworth, Chairman
Karen E. Predow
Ned L. Sherwood

                            TOTAL RETURN COMPARISON

    The following graph sets forth a five-year comparison of cumulative total returns for: (i) the Company (which is traded on The Nasdaq National Market);
(ii) the Center for Research in Securities Prices ("CRSP") Index for Nasdaq Stock Market (U.S. Companies); and (iii) a peer group selected in good faith by the Company (the "Peer Group"). In identifying the Peer Group, companies with business descriptions similar to that of the Company were selected. The Peer Group includes the following companies: Find/ SVP, Inc.; infoUSA Inc. Class A and Class B Common Stock; M/A/R/C, Inc.; Market Facts, Inc.; NFO Worldwide, Inc.; Opinion Research Corporation; and Total Research Corporation. All returns were calculated assuming dividend reinvestment and the returns of each company have been weighted according to market capitalization at the beginning of each period indicated.

                    PERFORMANCE GRAPH FOR MARKET FACTS, INC.
                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                                                                               NASDAQ STOCK

                                                                                                     MARKET             Market
                                                                                                FACTS, INC.   (U.S. Companies)
12/31/93                                                                                              100.0              100.0
12/30/94                                                                                              122.7               97.8
12/29/95                                                                                              198.6              138.3
12/31/96                                                                                              588.1              170.0
12/31/97                                                                                            1,094.6              208.6
12/31/98                                                                                            1,699.0              293.2
Symbol                                                                             CRSP Total Returns Index
Notes:
             The lines represent annual index levels derived from compounded daily returns that include all
A.                                                                                               dividends.
B.           The indexes are reweighted daily, using the market capitalization on the previous trading day.
                  If the annual interval, based on the fiscal year-end, is not a trading day, the preceding
C.                                                                                     trading day is used.
D.                                             The index level for all series was set to 100.0 on 12/31/93.

            Self-Determined
                 Peer Group
12/31/93              100.0
12/30/94              120.1
12/29/95              187.7
12/31/96              226.0
12/31/97              262.5
12/31/98              176.4
Symbol
Notes:
A.
B.
C.
D.

                     BOARD OF DIRECTORS AND COMMITTEE DATA

    During 1998, five Board meetings were held. All directors of the Company attended all of the Board meetings held during the year.

    The Board of Directors does not have a standing nominating committee. The Audit Committee currently consists of Mr. Boyd as Chairman, Dr. Wentworth and Mr. Sullivan. The duties of the Audit Committee are to advise the Company on its engagement of independent public accountants and to review all reports of the Company's audit performed by its independent public accountants. The Audit Committee held two meetings during 1998, and all members of this committee attended each meeting.

    In 1998, the Compensation Committee and the Plan Committee each consisted of Dr. Wentworth as Chairman, Dr. Predow and Mr. Sherwood. The functions performed by the Compensation Committee are to establish the compensation and benefits for each of the Named Executives and, as the Plan Committee, to administer the 1996 Stock Plan. The Compensation Committee held two meetings in 1998 and the Plan Committee held 12 meetings in 1998, and all members attended each committee meeting.

    Throughout 1998, the Company maintained an arrangement whereby directors who are not officers and employees of the Company or ZS Fund L.P. each received an attendance fee of $4,000 for each meeting at which they were present. Such directors who are members of the Audit or Compensation Committee received an additional $2,000 for each meeting of the Audit and/or Compensation Committee at which they were present. Directors who are also officers and employees of the Company, as well as employees of the ZS Fund L.P., are not paid for their services as directors as such, nor for their attendance at board or committee meetings. No director received more than the standard arrangement for services as a director during the last fiscal year.

    The directors are also eligible to participate in the Company's 1996 Plan. The five directors who are not also officers or employees of the Company each received options to purchase 3,000 shares of Common Stock in January 1998.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and any person who own more than 10% of the Company's Common Stock to report their initial ownership of the Company's Common Stock and changes in that ownership to the Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Proxy Statement any failure to timely file these reports during 1998. All of these filing requirements were timely satisfied except that Mr. Lawrence W. Labash, a Director and Executive Vice President of the Company, filed one late report regarding the grant of an option to purchase 8,000 shares of Common Stock.

                                 EXHIBIT INDEX

Exhibit 99       Form of Offer to Purchase, dated May 4, 1999 (incorporated by reference to
(a)(1)           Exhibit (a)(1) to Parent and Purchaser's Tender Offer Statement on Schedule
                 14D-1 dated May 4, 1999 (the "Schedule 14D-1").

Exhibit 99       Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
(a)(2)           Schedule 14D-1).

Exhibit 99       Summary Advertisement as published on May 4, 1999 (incorporated by
(a)(3)           reference to Exhibit (a)(7) to the Schedule 14D-1).

Exhibit 99       Press Release of Parent dated April 30, 1999 (incorporated by reference to
(a)(4)           Exhibit (a)(8) to the Schedule 14D-1).

Exhibit 99       Press Release of the Company and Parent dated April 30, 1999 (incorporated
(a)(5)           by reference to Exhibit (a)(9) to the Schedule 14D-1).

Exhibit 99       Opinion of Schroder & Co. Inc. dated April 28, 1999 and affirmed April 29,
(a)(6)           1999.*

Exhibit 99       Letter to Stockholders of the Company dated May 7, 1999 from Verne B.
(a)(7)           Churchill and Thomas H. Payne.*

Exhibit 99       Agreement and Plan of Merger, dated as of April 29, 1999 by and among
(c)(1)           Parent, Purchaser and the Company (incorporated by reference to Exhibit
                 (c)(1) to the Schedule 14D-1).

Exhibit 99       Option and Voting Agreement, dated as of April 29, 1999 between Parent and
(c)(2)           Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne,
                 Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI
                 Investors, L.P. (incorporated by reference to Exhibit (c)(2) to the
                 Schedule 14D-1).

Exhibit 99       Second Amendment to Rights Agreement dated as of April 29, 1999 between the
(c)(3)           Company and First Chicago Trust Company of New York.

------------------------

*Included in copies of the Schedule 14D-9 mailed to stockholders.